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                       SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549
                                ______________

                                    Form 10
                  GENERAL FORM FOR REGISTRATION OF SECURITIES
                       Pursuant to Section 12(b) or (g)

                    NORTH CAROLINA NATURAL GAS CORPORATION
            (Exact name of registrant as specified in its charter)

             Delaware                                   56-0646235
   (State or other jurisdiction            (I.R.S. Employer Identification No.)
of incorporation or organization)

                            411 Fayetteville Street
                         Raleigh, North Carolina 27601
                   (Address of principal executive offices)

                                (919) 546-6111
             (Registrant's telephone number, including area code)

Securities to be registered pursuant to Section 12(b) of the Act: None.

Securities to be registered pursuant to Section 12(g) of the Act:

                         Common Stock, $0.10 par value
                               (Title of class)


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

ITEM 1.    BUSINESS.

General

     North Carolina Natural Gas Corporation was incorporated under the laws of Delaware in 1955. Our principal offices are located at 411 Fayetteville Street, Raleigh, North Carolina. On July 15, 1999, we were acquired by Carolina Power & Light Company, or CP&L, and became a wholly-owned subsidiary of CP&L. The merger with CP&L was accounted for using the purchase method of accounting and the effects of the merger are reflected in our financial data as of the merger date. Periods ending at December 31 reflect a change in our fiscal year end from September 30 to conform to the fiscal year end of CP&L. CP&L recently converted to a holding company structure in which we became a wholly-owned subsidiary of a new holding company called CP&L Energy, Inc.

     We have two business segments:

          . a regulated natural gas transmission and local distribution segment, and

          . an unregulated segment which participates in related profit-making ventures.

     We are engaged in the transmission and distribution of natural gas through approximately 1,128 miles of transmission pipeline and approximately 2,865 miles of distribution mains. Our natural gas operations are regulated by the North Carolina Utilities Commission. We also have four unregulated subsidiaries.

     We sell and transport natural gas to over 103,000 residential customers, over 13,900 commercial and agricultural customers and 473 industrial and electric utility customers located in 110 towns and cities, primarily in eastern and south central North Carolina. We also sell and transport natural gas to four municipal gas distribution systems which serve over 50,000 end users. The North Carolina Office of State Planning estimates that the population of our franchised territory is approximately 2.4 million. We serve principally the following cities and towns: Albermarle, Dunn, Fayetteville, Goldsboro, Greenville, Jacksonville, Indian Trail, Kinston, Lumberton, New Bern, Monroe, Roanoke Rapids, Rockingham, Rocky Mount, Smithfield/Selma, Southern Pines, Wilmington and Wilson.

     We believe that our service area is attractive to industry and commerce due to favorable labor relations, responsive local and state government agencies, good climate and proximity to major markets in the Mid-Atlantic and Southeast United States. Industrial activities in our region are diverse. Our customers include pharmaceutical, chemical, brick, fiber optic cable, glass, textile, rubber and aluminum manufacturers, and dairy, food and tobacco processors. We also provide natural gas service to four large military bases located in North Carolina (Pope Air Force Base, Seymour Johnson Air Force Base, Fort Bragg and Camp Lejuene).

     We purchase and transport natural gas under long-term contracts with Transcontinental Gas Pipeline Corporation (Transco), Columbia Gas Transmission Corporation (Columbia) and several other major gas producers and marketers. In 1999, approximately 74% of our total available gas supply was purchased under long-term contracts, in the spot market or from non-pipeline suppliers for system supply, and approximately 26% was received for transportation to various customers. We also provide propane gas to approximately 12,000 customers and, until mid-1999, provided gas appliance sales and service to retail customers and new homebuilders.

     The following is a summary of regulated operating revenues and other operating data by major customer classification and non-regulated operating revenues for the periods listed below:

                                              Three Months ended     July 15, 1999-  |   October 1, 1998-     Twelve Months ended
                                                  March 31,           December 31,   |       July 14,            September 30,
                                                     2000                 1999       |         1999            1998         1997
                                                     ----                 ----       |         ----            ----         ----
                                                                                     |
REVENUES (in 000's)                                                                  |
 Gas Revenues                                                                        |
   Residential                                    $   26,066           $   14,259    |    $  40,267          $ 49,045     $ 49,046
   Commercial                                         13,855               12,433    |       23,924            31,178       31,224
   Industrial                                         22,770               59,712    |       56,482            72,732       76,604
   Wholesale                                           9,429               12,464    |       18,429            21,492       24,829
                                                  ----------           ----------    |    ---------          --------     --------
 Total Regulated Revenues                         $   72,120           $   98,868    |    $ 139,102          $174,447     $181,703
                                                                                     |
 Non-Regulated Revenues                           $    9,836           $    2,636    |    $  30,685          $ 57,468     $ 53,831
                                                  ----------           ----------    |    ---------          --------     --------
                                                                                     |
 TOTAL REVENUES                                   $   81,956           $  101,504    |    $ 169,787          $231,915     $235,534
                                                                                     |
OTHER DATA                                                                           |
 Natural Gas Sales (in 000's dt)                                                     |
   Residential                                         3,710                1,601    |        5,632             6,374        6,186
   Commercial                                          2,261                2,165    |        4,179             5,248        5,099
   Industrial                                          7,976               19,690    |       25,024            34,503       35,120
   Wholesale                                           3,397                4,082    |        7,442             8,852        9,053
                                                  ----------           ----------    |    ---------          --------     --------
 Total Natural Gas Sales                              17,344               27,538    |       42,277            54,977       55,458
   Gas Sold                                           11,791               20,685    |       26,615            28,167       28,519
   Gas Transported                                     5,553                6,853    |       15,662            26,810       26,939
                                                                                     |
 Customers Billed (peak month)                                                       |
   Residential                                       105,041              102,579    |      102,623           101,005       98,092
   Commercial                                         13,969               13,856    |       13,798            13,707       13,065
   Industrial and Electric Utilities                     472                  473    |          462               457          444
   Wholesale                                          50,858               49,718    |       49,802            46,918       45,417
   Propane                                            11,645               11,644    |       11,686            11,234       10,218

Natural Gas Supply

     During 1999, we purchased 10,218,285 dekatherms (dt) of natural gas under our firm sales contracts with Transco. We also purchased 32,363,629 dt in the spot market or under long-term contracts with producers or natural gas marketers. We also transported 15,221,897 dt of customer-owned gas in 1999. The outlook for natural gas supplies in our service area remains favorable, and many sources of gas are available on a firm basis.

     Our firm transportation contracts enable us to acquire gas directly from producers or other natural gas marketers and have the gas transported on a firm basis at delivered costs that reflect the market price of natural gas in any month. Many of our industrial and large commercial customers have the capability to burn a fuel other than natural gas, and these customers will generally switch from gas when it costs more than the alternative fuel (primarily residual oil, distillate oil or propane). Some of these same customers prefer to acquire their own gas supplies, and we work with each pipeline and the customers to arrange transportation service for them when possible. Our primary objectives are to secure adequate and reliable gas supplies on reasonable terms and conditions consistent with our obligation to provide service to our firm service customers at the lowest reasonable cost. Spot market purchases will continue to be utilized primarily in the off-peak months (generally March through November) to supplement purchases under firm supply agreements. The Transco firm sales contract provides gas supplies of up to 55,935 dt/day, which we use to accommodate our supply needs resulting from day-to-day changes in the level of demand on our system.

     We also own and operate a liquefied natural gas (LNG) storage plant that provides 97,200 dt per day to our peak-day delivery capability and have capacity under our contract with Pine Needle LNG Company, LLC, which owns and operates a liquefied natural gas plant located in Guilford County, North Carolina near the interconnection of Transco's pipeline with Cardinal Pipeline.

     The following table summarizes the supply sources that are under contract or otherwise available to us as of June 30, 2000:

                                                                                     Maximum        Contract
                                                                   Daily              Annual       Expiration
        Supply Source            Contract/Supply Type       Deliverability (a)     Quantity (a)       Date
        -------------            --------------------       ------------------     ------------       ----
                                                                   (dt)                (dt)
Transco........................ Firm Transportation          145,935  (b)           53,266,275           2013
                                Firm Sales                    55,935                20,416,275           2001
                                General Storage                2,070                    98,790           2013
                                Washington Storage            32,154  (c)            2,734,180            (c)
                                Liquefied Gas Storage          5,320                    26,600           2016
                                Southern Expansion            16,871  (b) (d)        2,444,553           2005
                                Eminence Storage              39,373  (g)              316,914           2013

Columbia Gas Transmission...... Firm Transportation            9,801  (b)            3,577,365           2004
                                Firm Transportation           10,000  (b)            3,650,000           2004
                                Storage Transportation         5,199  (e)            1,421,835           2004
                                Firm Storage Services          5,199  (i)              223,238           2004

Columbia Gulf Transmission..... Firm Transportation           20,193  (e) (j)        5,231,515           2004
                                                                      (b)

Cardinal Pipeline.............. Firm Transportation           41,400  (b) (k)       15,111,000           2019

Pine Needle LNG................ Liquified Natural Gas
                                Storage                       41,400                   414,000           2019

Hess Energy Services........... Firm Sales                    15,000  (e) (f)        3,732,750           2004
                                Firm Sales                    25,000  (f)            9,125,000           2001

Conoco, Inc.................... Firm Sales                    10,000  (e) (f)        2,580,000           2001

Coral Energy Resources......... Firm Sales                    25,000  (e) (f)        6,450,000           2001

Amoco Energy Trading Corp...... Firm Sales                    25,000  (f)            9,125,000           2001

Columbia Energy................ Firm Sales                    25,000  (f)            9,125,000           2001

PanCanadian Energy............. Firm Sales                    25,000  (f)            9,125,000           2001

Exxon Company, U.S.A........... Firm Sales                    15,000  (f)            5,475,000           2003

Southern Company Energy........ Firm Sales                    25,000  (f)            9,125,000           2001
 Marketing

MEG Marketing.................. Firm Sales                     5,000  (d) (f)          755,000           2001

LNG Plant...................... Company Owned                 97,200  (h)            1,000,000            N/A

_______________________

(a) Quantities are shown in dekatherms. One dekatherm equals approximately 1,000,000 British thermal units (Btu) or one Mcf at 1,000 Btu/cu. ft.

(b) Firm transportation contracts are for pipeline capacity only. We are responsible for acquiring our own gas supplies to be transported on a firm basis under the firm transportation contracts with Transco and Columbia Gulf. Gas supplies are available under the Transco firm sales agreement, other long-term agreements (see footnote (f) below), multi-month term agreements or agreements of one month or less for supplies purchased in the spot market.

(c) Washington storage volumes may be withdrawn to the extent that the gas supplied by Transco or other contract suppliers is unavailable on any day or if we elect to take such gas instead of other gas supplies. Service has continued subsequent to contract expiration under provisions of Transco's Federal Energy Regulatory Commission, or FERC, tariff. FERC approval of abandonment would be required to terminate service.

(d) Winter months only (November through March).

(e) Provides for a lower daily deliverability volume in the summer period (April through October).

(f) Contracts are for gas supply only; no pipeline capacity is included. Gas purchased from these suppliers flows on our firm transportation contracts with Transco or Columbia (see footnote (b) above).

(g) Transco salt dome storage capacity allocated to customers of Transco firm sales service under FERC Order 636. Transco schedules injections and withdrawals of gas from eminence storage capacity under agency agreements with us and the other firm sales service customers.

(h) Transmission pipeline capacity to distribute supplies withdrawn from storage at our LNG plant under normal operating conditions.

(i) Delivered via storage transportation.

(j) Delivered via Columbia Gas Transmission.

(k) Link between Transco and our system near Clayton, North Carolina.


        Franchises

        We hold a certificate of public convenience and necessity granted by the North Carolina Utilities Commission to provide service to our current service area. Under North Carolina law, no company may construct or operate properties for the sale or distribution of natural gas without such a certificate, except that no certificate is required for construction in the ordinary course of business or for construction into territory contiguous to that already occupied by a company and not receiving similar service from another utility.

        We have nonexclusive franchises from 71 municipalities in which we distribute natural gas and four municipalities to which we sell or transport gas for resale. The expiration dates of those franchises that have specific expiration provisions range from 2000 to 2020. The franchises are substantially uniform in nature. They contain no restrictions of a materially burdensome nature and are adequate for our business. In addition, we serve 39 communities from which no franchises are required.

        On July 28, 1998, the North Carolina Utilities Commission initiated a review to determine whether we were providing adequate service to at least some portion of the 47 counties in our franchise territory. Hearings were held December 7 and 8, 1998. On March 17, 1999, the North Carolina Utilities Commission issued an order requiring us to forfeit our exclusive franchise rights to 14 of 17 unserved counties in eastern North Carolina for failing to adequately serve these counties. Furthermore, the order required us to complete our expansion project to provide service in the remaining three counties (Bertie, Martin and Onslow) by July 1, 2000. These projects are substantially complete as of the date of this document. We do not expect the loss of exclusive franchise rights to serve these 14 counties to have a material adverse impact on our future prospects.

Seasonal Nature of Our Business

     Our business is seasonal in nature. Cold weather affects customer demand in high priority markets and generally results in greater earnings during the winter months. In our October 1995 General Rate Order, residential and commercial rates were increased while industrial rates were decreased. This action further increased the seasonal variation in our revenues, margins and earnings because residential and commercial consumption increases in the winter months and industrial consumption increases in the summer months. However, our deliveries to high load factor industrial customers, together with summer season deliveries for agricultural crop drying and electricity generation, help to minimize quarterly variations in throughput volumes and earnings.

     We normally inject gas into storage during periods of warm weather and withdraw it during periods of cold weather. The storage and various other contracts shown in the table under the Natural Gas Supply section provide adequate daily supply to meet our peak-day requirements.

Unregulated Businesses

     We have four subsidiaries that are not regulated by the North Carolina Utilities Commission:

          . NCNG Energy Corporation, which is involved in energy related investments and sales to natural gas resellers;

          . NCNG Pine Needle Investment Corporation, which participates in gas supply and pipeline projects in North Carolina;

          . NCNG Cardinal Pipeline Investment Corporation, which holds a 5% ownership interest in a limited liability company formed to acquire an existing pipeline and extend that pipeline's gas delivery capacity;

          . Cape Fear Energy Corporation, which was involved in natural gas marketing for industrial and municipal customers on our system. These activities were phased out in mid-1999.

     We also operate a propane division, which engages in the sale of propane to customers who do not have access to natural gas. Sales of propane increased 13% from 1998 to 7.2 million gallons in 1999 due to the addition of 600 new customers and colder weather. Pretax income from our propane division increased to $1.6 million in 1999, compared to $1.25 million in fiscal 1998, due to a 17% increase in gross margin on propane sales resulting from the addition of higher margin residential customers.

     Until mid-1999, we also operated an appliance sales and service division, which sold, installed and maintained gas appliances. For the period from January 1, 1999 through August 31, 1999, sales of the appliance division were approximately $1.0 million.

     In response to the growth of the natural gas business in North Carolina, we established a new subsidiary, NCNG Energy Corporation, in August 1995 to participate in two partnerships with subsidiaries of Transco, Piedmont Natural Gas Company and Public Service Company of North Carolina, Inc. involving gas supply and pipeline projects affecting the entire state of North Carolina. NCNG Energy transferred its ownership in these two projects to two new subsidiaries, NCNG Pine Needle Investment Corporation and NCNG Cardinal Pipeline Investment Corporation. NCNG Pine Needle is a 5% equity owner in Pine Needle LNG Company, LLC. The other Pine Needle LNG partners are the Municipal Gas Authority of Georgia and subsidiaries of Transco, Piedmont, Public Service Company of North Carolina and Amerada Hess Corporation. Pine Needle LNG Company owns and operates a 4 Bcf liquefied natural gas plant at a site near Transco's main interstate pipeline north of Greensboro, North Carolina. This facility became operational in May 1999. We have contracted for 10%, or 400,000 Mcf annually, of the liquified natural gas capacity to support continuing growth in our customer base expected over the next five years.

     Additionally, NCNG Cardinal Pipeline and its partners organized Cardinal Expansion Company, LLC, which took over an existing intrastate pipeline formerly owned by Piedmont Natural Gas and Public Service Company of North Carolina and extended it from Burlington, North Carolina to an interconnection with our system and that of Public Service Company of North Carolina southeast of Raleigh at Clayton, North Carolina. The expanded pipeline enables us to add substantial volumes of natural gas year round to the middle of our system. NCNG Cardinal Pipeline has a 5% equity interest in Cardinal Expansion Company. This facility became operational in November 1999.

Regulations and Rates

     The North Carolina Utilities Commission regulates our rates, service area, adequacy of service, safety standards, acquisition, extension and abandonment of facilities, accounting and sales of securities. We operate only in North Carolina and are not subject to federal regulation as a "natural gas company" under the Natural Gas Act.

     On October 27, 1995, the North Carolina Utilities Commission issued an order granting a general rate increase of $4.2 million in annual revenues effective November 1, 1995. The Commission's order approved, in all material respects, a stipulation of settlement reached among us, the Public Staff of the North Carolina Utilities Commission, the Carolina Utility Customers Association, Inc. and other intervenors in the rate case. The order provides for a rate of return on net investment of 10.09%, but, pursuant to the stipulation of settlement, did not state separately the rate of return on common equity or the capital structure used to calculate revenue requirements. The order provides for significant rate design changes by increasing residential and commercial rates while reducing industrial sales and transportation rates to recognize, among other things, the differences in costs of serving various customer classes. The order establishes several new rate schedules, including an economic development rate to assist in attracting new industry to our service area and a rate to provide standby, on-peak gas supply service to industrial and other customers whose gas service would otherwise be interrupted.

     As part of the October 27, 1995 order, the North Carolina Utilities Commission also approved:

 . Continuation of the weather normalization adjustment mechanism originally approved in 1991. The weather normalization adjustment mechanism is discussed in greater detail below.

 . Establishment of a price sensitive volume adjustment mechanism that became effective November 1, 1995. The price sensitive volume adjustment excludes from our revenue requirement the margin from eight large, fuel-switchable customers, and requires that all actual margins earned on deliveries of gas to such customers be passed through to all other customers.

 . An increase in depreciation rates for certain distribution plant. The increased depreciation rates account for approximately $750,000 of the $4.2 million annual revenue increase.

 . The accounting for and recovery in rates of costs associated with environmental assessment and remediation of a former manufactured gas plant site. The North Carolina Utilities Commission approved our proposal to recover an annualized amount of manufactured gas plant costs based on amounts expended, net of recoveries from third parties.

     The weather normalization adjustment benefits both us and our space-heating customers by reducing large swings in our customers' bills and our revenues due to fluctuations in winter weather. This weather normalization adjustment rider increases the margins on our temperature-sensitive load during warmer-than-normal winter weather and decreases the margin during colder-than-normal winter weather. In the 15 months ended December 31, 1999, winter weather was approximately 15.5% warmer than normal and, accordingly, the weather normalization adjustment increased net billings to customers by approximately $5.4 million.

     The North Carolina Utilities Commission, in a general rule making proceeding, revised its purchased gas adjustment procedures in April 1992. The revised procedures continue to allow us to recover all of our prudently incurred gas costs, but such procedures provide for several significant changes that include:

     . the establishment of a benchmark commodity cost of gas, which represents our estimate of the actual commodity cost of gas from all suppliers that we will incur in a future period;

     . the recovery of 100% of prudently incurred fixed costs of pipeline capacity and storage costs, including costs of any new capacity added since the last general rate case;

     . the reduction of the notice period for requesting purchased gas adjustment rate changes from 30 days to 14 days;

     . the establishment of a tariff provision that allows us to recover margin losses from negotiated rates to large non-price sensitive volume adjustment commercial and industrial customers;

     .    a true-up of fixed gas costs recovered from our customers;

     . a true-up of our lost, unaccounted for and company use volumes compared to such volumes included in the last general rate case; and

     . an annual review of our gas costs, including the prudence thereof, by the North Carolina Utilities Commission and a hearing before the North Carolina Utilities Commission. The annual review of our gas costs for the 12 months ended October 31, 1998 was held in April 1999. The North Carolina Utilities Commission found our gas costs and gas purchasing practices to be prudent, as it had in all previous reviews. The North Carolina Utilities Commission is expected to report its conclusion with respect to our annual prudency review for the 12 months ended October 31, 1999 during the third quarter 2000.

     In August 1995, the North Carolina Utilities Commission issued an order approving our first expansion project to utilize the expansion fund established for our system under legislation passed by the North Carolina General Assembly in 1991. The project extended our transmission pipeline 72 miles from Mount Olive to the Camp Lejeune Marine Base in Jacksonville, North Carolina. In 1998, we constructed the first 20-mile segment of 10-inch pipeline to Warsaw in Duplin County and continued acquiring rights-of-way and performing necessary environmental studies for the remainder of the route. This project was substantially completed in September 1999. We also utilized the expansion fund for an approximate 44-mile expansion project in Bertie and Martin Counties. This project was completed during the fourth quarter of 1999.

     In August 1999, we filed with the North Carolina Utilities Commission our annual true-up of lost, unaccounted for and company use volumes for the 12 months ended June 30, 1999. Because such volumes were less than the base period amounts included in the 1995 general rate case, we refunded $76,669 in 1999 from the true-up by crediting that amount to our deferred gas cost account for future reduction in rates to customers.

     The North Carolina Utilities Commission issued an order effective November 1, 1995, revising the sharing mechanism for buy/sell and interstate pipeline capacity release transactions. This order broadened the scope of covered transactions to include all "secondary market transactions" that involve use of the local distribution company's firm transportation or storage capacity rights on pipelines, the capacity costs of which are recovered from utility customers. This order changed our customers' and our portion of the sharing of net compensation from 90%/10% to 75%/25%. Total secondary market revenues decreased to $335,000 in 1999 compared to $3.0 million in 1998 due primarily to lower transportation volumes.

     Both of our interstate pipeline suppliers, Transco and Columbia, have ongoing rate and certificate matters under jurisdiction of FERC. We do not expect any regulatory decisions or court orders to have a material impact on our financial condition, results of operations, or cash flows because all prudently incurred gas costs, including interstate pipeline capacity and storage service costs, are eligible for immediate recovery from our customers, and refunds from interstate pipelines must be transferred to the expansion fund or directly refunded to our customers.

     In conjunction with CP&L's acquisition of us, we signed a joint stipulation agreement with the North Carolina Utilities Commission in which we agreed to cap margin rates for gas sales and transportation services, with limited exceptions, through November 1, 2003. We believe that this agreement will not have a material adverse effect on our results of operations, financial condition, or cash flows.

Competition

     The natural gas industry continues to evolve into a more competitive environment. We have competed successfully with other forms of energy such as electricity, residual fuel, distillate fuel oil, propane and, to a lesser extent, coal. The principal competitive considerations have been price and accessibility. We have the lowest residential natural gas rates in North Carolina and are in a favorable competitive position. With the exception of four municipalities that operate municipal gas distribution systems within our service territory, we are the sole distributor of natural gas in our franchised service territory.

     Further unbundling of services to commercial and residential customers could increase competition for commodity sales services, but not for the distribution of natural gas. We do not expect the North Carolina Utilities Commission to require further unbundling in the near future. We have a balanced gas supply portfolio that provides security of supply at the lowest reasonable cost, as determined by the North Carolina Utilities Commission in all of our prior annual prudency reviews.

     During 1999, approximately 54% of total throughput on our system was sold to customers having alternative fuel usage capabilities under interruptible rates. However, our purchased gas adjustment rider allows us to negotiate rates lower than the filed tariff rates and to recover the lost margin from our other core market customers to encourage industrial customers to remain on the system when the price of their alternative fuel is lower than the gas tariff rate. The price sensitive volume adjustment requires that all margins earned from the eight customers subject to the adjustment be passed through to all other customers. Although we have historically benefited from the favorable spread between the prices of both No. 2 fuel oil and propane, as compared to natural gas, and have remained competitive in most instances with No. 6 fuel oil, the market could be affected by volatility in the price of fuel oil as well as increases in the price of natural gas.

Environmental Matters

     The provisions of the Comprehensive Environmental Response, Compensation and Liability Act of 1980, as amended (CERCLA), authorize the EPA to require the clean up of certain contaminated sites. This statute imposes retroactive joint and several liability upon various classes of "responsible parties." Some states, including North Carolina, have similar types of legislation. There are presently several sites with respect to which we have been notified by the EPA or the State of North Carolina of our potential liability, as described below in greater detail.

     Various materials associated with the historical production of manufactured gas are regulated under various federal and state laws. There are several manufactured gas plant sites (MGPs) to which we have some connection. Along with others, we are participating in a cooperative effort with the North Carolina regulatory authorities to address the MGPs. The investigation and remediation of the MGPs will be addressed pursuant to a consent order between the state and responsible parties. We continue efforts to identify other parties who may be responsible for cleanup costs at MGPs, and whose participation in cleanups would reduce our cost of participation. We do not expect the costs associated with these sites to be material to our consolidated results of operations, financial condition, or cash flows.

     We are occasionally notified by environmental regulators of our involvement or potential involvement at sites, other than MGPs, that may require investigation and remediation. Although we may incur costs at these sites of which we have been notified, based upon the current status of these sites, we do not expect those costs to be material to our consolidated results of operations, financial condition, or cash flows.

     We have filed claims with our general liability insurance carriers to recover costs arising out of actual or potential liabilities. Some claims have settled, and others are pending. While we cannot predict the outcome of these matters, we do not expect the outcome to have a material impact on our consolidated results of operations, financial condition, or cash flows.

Employees

     At March 31, 2000, we had 378 full-time employees. Employee relations are good and we have not had any material work stoppage due to labor disagreements. Through CP&L, and after August 1, 2000, CP&L Energy, we have a noncontributory employee retirement plan for substantially all regular employees, an employee stock purchase-savings plan, a group life and medical insurance program, and other customary employee benefits.

A Caution About Forward-Looking Statements

     Statements made in our Management's Discussion and Analysis of Financial Condition and Results of Operations and throughout this registration statement that are not historical in fact are forward-looking statements and, accordingly, involve estimates, projections, goals, forecasts, assumptions, risks and uncertainties that could cause actual results or outcomes to differ materially from those expressed in the forward-looking statements. In connection with the safe harbor provisions of the Private Securities Reform Act of 1995, we caution that, while we believe such statements to be reasonable and make them in good faith, the actual results almost always vary, depending on the circumstances. You should be aware of important factors that could have a material impact on future results. These factors include, but are not limited to:

     .  weather;

     . legislative and regulatory initiatives with respect to, among others, allowed rates of return, industry and rate structure, competition, and our ability to access and utilize the expansion fund;

     . financial market conditions, including the availability of public debt financing at reasonable rates;

     .  economic trends and interest rates;

     . unanticipated population growth or decline in our current and prospective markets;

     .  consumer preferences and market demand;

     .  competition;

     .  general industry trends;

     .  unanticipated changes in operating expenses and capital expenditures;

     . the successfulness of CP&L's reorganization into a holding company and the impact of the transfer by CP&L of its ownership in us to CP&L Energy; and

     .  legal and administrative proceedings.

     These factors are difficult to predict and may contain uncertainties that may materially affect the actual results that are beyond our control. New factors may emerge in the future and we cannot predict what these factors may be nor can we assess the impact of the new factors.

     Any forward looking statement speaks only as of the date on which it was made, and we do not undertake any obligation to update any forward looking statement to reflect events or circumstances after the date on which the statement was made.

ITEM 2.    FINANCIAL INFORMATION.

     We present below selected historical and pro forma financial and operating data. The selected historical and pro forma financial data presented below should be read in conjunction with our consolidated and pro forma financial statements and their respective accompanying notes included elsewhere in this registration statement. We derived the selected historical financial data as of and for the fiscal years ended September 30, 1995 through September 30, 1998, as of July 14, 1999 (pre-merger) and December 31, 1999 (post-merger), and for the periods October 1, 1998 to July 14, 1999 (pre-merger) and July 15, 1999 to December 31, 1999 (post-merger) from our audited consolidated financial statements. We have derived the pro forma financial data for the twelve months ended December 31, 1999 from our unaudited pro forma consolidated condensed statement of operations for the twelve-month period ended December 31, 1999. Periods ending at December 31 reflect a change in our fiscal year end to conform to the fiscal year end of CP&L.

     Our merger with CP&L was accounted for using the purchase method of accounting, and the applicable effects were reflected in our financial statements as of the merger date, July 15, 1999. Accordingly, the post-merger financial statements reflect a new basis of accounting. We derived the selected historical financial data as of and for the three months ended March 31, 1999 and March 31, 2000 from our unaudited consolidated financial statements. Because of the seasonal nature of our business, the results of operations for the three-month periods ended March 31 are not necessarily indicative of the results for the full year.

     The unaudited pro forma consolidated condensed statement of operations for the twelve-month period ended December 31, 1999 gives effect to the following transactions: (i) the acquisition of us by CP&L as if the transaction had occurred on January 1, 1999 and (ii) the advance refunding of our outstanding debt using proceeds of a CP&L revolving credit facility as if the merger had occurred on January 1, 1999 and the subsequent advance refunding had occurred an equivalent length of time following the pro forma merger effective date.


                                                                 Fiscal Years Ended September 30,
                                                  -----------------------------------------------------------------
                                                      1995             1996            1997             1998
                                                      ----             ----            ----             ----

(in thousands, except ratio data)
Income Statement Data:
Operating Revenues..............................    $170,189          $235,201       $235,534           $231,915
Gross Margin....................................      62,819            74,769         79,262             81,314
Net Income......................................      11,809            15,173         17,594             17,148

Balance Sheet Data (end of period)
Total Assets....................................    $214,880          $232,779       $253,251           $271,438
Total Long-Term Debt............................      62,000            63,000         61,000             59,000
Stockholders' Equity............................      92,778           101,958        113,223            123,201

Other Data:
Capital Expenditures............................    $ 22,581          $ 15,831       $ 30,500           $ 36,652
Net Utility Plant (end of period)...............     178,796           184,434        203,560            225,139
Ratio of Earnings to Fixed Charges (1)..........        4.33x             5.32x          5.72x              5.14x


                                                                                            Pro Forma
                                                                                              Twelve
                                                                                              Months             Three Months
                                October 1,       October 1,                                   Ended                 Ended
                                 1997 to          1998 to      July 15-December 31,          December              March 31,
                                 July 14,         July 14,     --------------------             31,        ---------------------
                                  1998             1999          1998     |  1999              1999        1999      |      2000
                                  ----             ----          ----     |  ----              ----        ----      |      ----
                               (unaudited)        (audited)    (unaudited)|(audited)        (unaudited)         (unaudited)
(in thousands, except ratio data)
                                                                          |                                          |
Income Statement Data:                                                    |                                          |
Operating Revenues.........     $191,099          $169,787     $ 90,858   |$101,504          $221,249    $ 69,953    |    $ 81,956
Gross Margin...............       69,250            67,119       32,596   |  32,606            79,193      30,529    |      30,097
Net Income.................       17,040            10,683        4,959   |   1,379             4,054      10,295    |      10,228
                                                                          |                                          |
Balance Sheet Data:                                                       |                                          |
 (end of period)                                                          |                                          |
Total Assets...............     $267,985          $300,338     $286,878   |$567,436              n.a.    $297,118    |    $558,661
Total Long-Term Debt.......       59,000            52,500       59,000   |      --              n.a.      59,000    |          --
Stockholders' Equity.......      124,942           126,556      126,190   | 365,102              n.a.     134,827    |     375,330
                                                                          |                                          |
Other Data:                                                               |                                          |
Capital Expenditures.......     $ 28,717          $ 38,114     $ 20,785   |$ 27,198              n.a.    $ 11,776    |    $  9,531
Net Utility Plant (end of                                                 |                                          |
 period)...................      219,602           248,490      233,270   | 259,184              n.a.     240,948    |     261,637
Ratio of Earnings to                                                      |                                          |
 Fixed Charges (1).........         6.54x             4.62x        3.19x  |    1.80x             2.55x       9.54x   |        8.74x

_____________________

(1) We define "earnings" as net income before income taxes plus fixed charges less allowances for funds used during construction. We define "fixed charges" as the sum of interest on long-term debt, other interest, and amortization of debt discount and expense.

Management's Discussion and Analysis of Financial Condition and Results of Operations

     The Company

     We are a wholly owned subsidiary of CP&L Energy. We are engaged primarily in the business of transporting and distributing natural gas at regulated retail rates to customers in 110 cities, towns and communities, as well as at regulated wholesale rates to four municipal gas distribution systems, in south-central and eastern North Carolina. Our natural gas operations are regulated by the North Carolina Utilities Commission. We also have unregulated operations which historically have included a propane division and an appliance sales and service division, as well as subsidiaries which market gas to on-system and off-system customers. For the fiscal year ended September 30, 1998, and during calendar year 1999, we served approximately 173,000 and 178,000 customers, respectively.

     We were acquired by CP&L on July 15, 1999. The merger with CP&L was accounted for using the purchase method of accounting and the effects of the merger are reflected in our financial data as of the merger date. Following our merger with CP&L, our subsidiaries elected to phase out all unregulated marketing activities in response to restrictions imposed under the terms of a Code of Conduct and Regulatory Conditions ordered by the North Carolina Utilities Commission. In mid-1999, we exited the appliance sales and service business. We continue to expand our transmission and distribution systems to keep pace with the economic development and residential, commercial and industrial customer growth in our service area. Our financial position and results of operations are substantially dependent upon our receiving adequate and timely increases in rates, which are regulated by the North Carolina Utilities Commission. In connection with our merger with CP&L, we signed a stipulation agreement with the Public Staff of the North Carolina Utilities Commission in which we agreed to cap margin rates for gas sales and transportation service, with limited exceptions, through November 1, 2003. We do not expect this agreement to have a material adverse impact on our consolidated financial condition, results of operations or cash flows.

     Our business is seasonal in nature as fluctuations in weather dictate injecting and withdrawing from storage and billings to residential and commercial customers. Injections of natural gas into storage and a reduction in customer billings occur during periods of warm weather (April through October). Withdrawals from storage and increased customer billings occur during periods of cold weather (November through March). Our weather normalization adjustment ratemaking mechanism largely mitigates the change in margin resulting from fluctuations in weather patterns, and applies to residential and commercial customers, including municipal sales, from November 16 to April 15 of each year.

     Our regulated revenues include revenues from both gas sold to customers and for transportation of customer-owned gas. Our revenues from transportation are lower than from sales because we do not incur or bill the commodity cost of gas for transported volumes. However, as a result of regulatory pricing mechanisms, we generally earn the same margin on a dekatherm (dt) of gas whether transported or sold because transportation rates exclude only the commodity cost of gas, which the customer pays directly to its supplier, and any related taxes. These regulatory pricing mechanisms may be amended or discontinued at the discretion of the North Carolina Utility Commission.

     Recoverable purchased gas costs and refunds payable primarily represent the difference between our benchmark gas cost rate charged to customers and the actual cost of gas, including demand charges. If our benchmark rate charged to customers exceeds the actual cost of gas, recoverable purchased gas costs will decrease and refunds payable will increase. Should the benchmark rate charged to customers be less than the actual cost of gas, refunds payable will decrease and recoverable purchased gas costs will increase. It is our policy to manage the benchmark cost of gas to minimize, when possible, large over- or under-recoveries.

     In the natural gas distribution industry, gross margin, rather than revenues, has become the standard indicator of our results of operations. Two factors account for this change: (1) the steadily increasing number of customers acquiring their own gas supplies and utilizing the gas utility for transportation only, and (2) the increased volatility in the commodity price of natural gas. We earn the same profit margin on transportation of customer-owned gas as we earn from bundled sales service to those customers. However, changes in the mix of transportation and sales volumes can have a significant impact on operating revenues and cost of gas, because the commodity cost of gas associated with transportation volumes is paid by the customer directly to the customer's supplier and, therefore, we do not incur or bill the cost of the commodity.

     Our non-regulated revenues include revenues from our propane division and, for the periods prior to 2000, gas marketing revenues from our marketing subsidiaries, as well as revenues from our appliance sales and service division. Our appliance sales and service division was discontinued in August 1999.

     Our capital requirements reflect the capital-intensive nature of our business and are attributable principally to our construction program, debt service and working capital requirements such as receivables and gas in storage. We have historically relied on short term loans from banks and cash flows from operations to finance construction expenditures. We currently utilize a $150 million revolving credit facility from CP&L for our borrowing needs.

     Results of Operations

     The Three-Months Ended March 31, 2000 Compared to the Three Months Ended March 31, 1999

     Revenues and Cost of Gas. Operating revenues increased $12.0 million for the period ended March 31, 2000 as compared to the period ended March 31, 1999, which was caused by increased total throughput due to weather that was 2% colder than the weather for the same period in the previous year and due to an increase in customer base in the residential and commercial classes. The increase was also caused by mix changes between sales and transportation volumes to
industrial and municipal customers.   Customers that used the transportation
rate in the prior period purchased bundled services during the current period due to the market price for gas being higher than our benchmark price for gas.

     Cost of gas increased $12.4 million, which was caused by increased total throughput due to weather that was 2% colder than the weather for the same period in the previous year and due to an increase in customer base in the residential and commercial classes. The increase was also caused by increased sales of gas and decreased transportation of customer-owned gas for the three-month period ended March 31, 2000.

     Throughput and Margin. The chart below compares margins for the three-months ended March 31, 2000 and 1999 by customer class (in thousands):

           Customer Class                     2000             1999
           --------------                     ----             ----
           Residential...................... $11,430         $11,413
           Commercial.......................   5,394           6,221
           Industrial.......................   8,137           7,249
           Municipal........................   3,261           3,251
           Non-utility......................   1,875           2,395
                                             -------         -------
           Total............................ $30,097         $30,529
                                             =======         =======

     Gross margin decreased $432,000 for the three-month period ended March 31, 2000. Residential margins increased slightly due to colder weather in the three-month period ended March 31, 2000 than the same period in the previous year and increased facilities charges due to an increase in customer base. Our weather normalization adjustment largely mitigates the change in margin from residential and commercial customers due to fluctuations in weather patterns, and is in effect from November 16 to April 15 of each year. The decrease in commercial margin and increase in industrial margin is primarily due to our classifying several small industrial customers differently in the three months ended March 31, 2000 than in the three months ended March 31, 1999. We reclassified the small industrials into the industrial customer class in the 2000 period for consistency purposes in regulatory reporting. The reclassified customers accounted for approximately 13% of the commercial margin for the three months ended March 31, 1999. We exited the appliance business during 1999, which resulted in the decrease in margin in the nonutility customer class.

     Our total throughput volumes for the period increased by 688,000 dt to 17.3 million dt. Commercial, residential and municipal volumes increased 519,000 dt, 207,000 dt and 73,000 dt, respectively. Industrial volumes decreased 178,000 dt. The overall increase in volumes was due to weather that was 2% colder than the same period last year and due to an increase in the commercial and residential customer bases. Transportation volumes decreased for the three-month period ended March 31, 2000 due to the benchmark commodity cost of gas in our rates being lower than the spot market price of natural gas. This caused customers who normally transport on our system to purchase their natural gas supplies on a bundled sales rate from us.

     Operating Expenses. Operating and maintenance expenses decreased $343,000 for the three months ended March 31, 2000 as compared to the same period last year. The decrease was primarily due to downsizing resulting from our purchase by CP&L. The downsizing reduced the overhead related to the labor force in many operational areas and reduced general and administrative expenses.

     Depreciation and amortization expense increased approximately $1.8 million primarily due to the amortization of goodwill recorded in the purchase transaction by CP&L, which was pushed down to us.

     General taxes decreased approximately $2.0 million due to the gross receipts tax being eliminated by state law in July 1999. The gross receipts tax was replaced by an excise tax, which is a component of operating revenues and cost of sales, as it is passed through to the customer.

     Net Income.   We earned $10.2 million for the three months ended March 31,
2000, compared to $10.3 million for the three months ended March 31,1999.

     The Period From July 15, 1999 to December 31, 1999 Compared to the Period From July 15, 1998 to December 31, 1998

     Revenues and Cost of Gas. Operating revenues increased $10.6 million for the period ended December 31, 1999, as compared to the same period in the previous year. The increase for the period was caused by mix changes between transportation and sales volumes to industrial and municipal customers. In addition, weather that was 9% cooler than the weather for the same period in the previous year resulted in increased total throughput.

     Cost of gas increased $10.6 million for the period ended December 31, 1999, as compared to the same period in the previous year. The increase for the period was caused by mix changes between transportation and sales volumes to industrial and municipal customers. In addition, the increase in throughput was due to weather that was 9% cooler than the weather for the same period in the previous year.

     Throughput and Margin. Weather for the period ended December 31, 1999 was 16% warmer than normal but 9% cooler than the weather for the period ended December 31, 1998. Our total throughput volumes for the December 31, 1999 period increased by 2.4 million dt to 25.2 million dt. Commercial, residential, wholesale and industrial volumes increased 151,000 dt, 181,000 dt, 250,000 dt and 1.8 million dt, respectively. Throughput for all customers increased relative to the prior period due to comparatively cooler weather.

     The chart below compares margins for the period July 15, 1999 - December 31, 1999 and the same period ended December 31, 1998 by customer class (in thousands):


          Customer Class             1999                1998
          --------------             ----                ----

          Residential.............  $ 9,292            $ 9,130
          Commercial..............    5,269              5,096
          Industrial .............   13,609             12,647
          Municipal...............    3,232              3,097
          Non-utility.............    1,204              2,626
                                    -------            -------
          Total...................  $32,606            $32,596
                                    =======            =======

     Gross margin for the period ended December 31, 1999, was relatively flat compared to the same period in the previous year. Positively affecting the period ended December 31, 1999 was (1) customer growth in the higher margin residential and commercial markets and (2) an increase in throughput for all customer classes. This was offset by a decrease in non-utility margins due to lower sales volumes of propane and our exit from the merchandising business.

     Operating Expenses. Total operating expenses, excluding the cost of gas sold, increased to $25.8 million for the period ended December 31, 1999, compared to $22.8 million for the same period in 1998. The increase in 1999 was due primarily to $2.8 million of goodwill amortization which was pushed-down to us in connection with CP&L's acquisition of us.

     Net Income. We earned $1.4 million for the period ended December 31, 1999, compared to $5.0 million for the period ended December 31, 1998. The 72.2% decrease in net income for the period ended December 31, 1999 compared to the same period ended December 31, 1998 was primarily due to a decline in nonregulated margins, resulting from our discontinued gas marketing activities and costs associated with exiting the merchandising business as well as an increase in operating expenses as discussed above.

     The Period From October 1, 1998 to July 14, 1999 Compared to the Period From October 1, 1997 to July 14, 1998

     Revenues and Cost of Gas. Operating revenues decreased $21.3 million for the period ended July 14, 1999, as compared to the same period in the previous year. The decrease for the period was caused by mix changes between transportation and sales volumes to industrial and municipal customers and a lower average commodity cost of gas. In addition, warmer-than-normal weather negatively affected total natural gas throughput as well as propane sales.

     Cost of gas decreased $19.2 million for the period ended July 14, 1999, as compared to the same period in the previous year. The decrease for the period was caused by mix changes between transportation and sales volumes to industrial and municipal customers and a lower average commodity cost of gas. In addition, this decrease in throughput was due to warmer-than-normal weather and a decrease in the average commodity cost of gas as compared to the previous year.

     Throughput and Margin. The weather for the period ended July 14, 1999 was 15% warmer than normal but 4% cooler than the period ended July 14, 1998. Our total throughput volumes for the period ended July 14, 1999 decreased by 375,000 dt to 42.2 million dt as compared to the same period in the previous year. Commercial, residential and wholesale volumes decreased 424,000 dt, 153,000 dt, and 72,000 dt, respectively, while industrial volumes increased 274,000 dt. The overall decrease in throughput volumes was due to decreased volumes to commercial, residential, and wholesale customer classes resulting from warmer-than-normal weather and slowed customer growth. The decrease was partially offset by higher volumes to industrial customers due to an increased customer base.

     The chart below compares margins for the period October 1, 1998 - July 14, 1999 to the same period ended July 14, 1998 by customer class (in thousands):


                Customer Class               1999           1998
                --------------               ----           ----
                Residential..........      $23,026        $23,106
                Commercial...........       12,466         13,855
                Industrial...........       20,211         19,953
                Municipal............        6,578          6,766
                Non-utility..........        4,838          5,570
                                           -------        -------
                Total................      $67,119        $69,250
                                           =======        =======

     Gross margin decreased $2.1 million for the period ended July 14, 1999, compared to the same period in the previous year. Negatively affecting the period was (1) slowed customer growth in the higher margin residential and commercial markets; (2) a decrease in throughput in the higher margin residential and commercial markets; and (3) a decrease in non-utility margins due to lower sales volumes due to warmer-than-normal weather. The weather normalization adjustment helped to offset the lower margins as the weather was 15% warmer than normal for the period ended July 14, 1999.

     Operating Expenses. Operating and maintenance expenses increased $5.1 million for the period ended July 14, 1999, as compared to the same period in the previous year. The increase was primarily due to approximately $4.0 million of merger related costs incurred in connection with our merger with CP&L.

     Net Income. Our net income was $10.7 million, for the period ended July 14, 1999, compared to $17.0 million for the same period in the previous year.

     Fiscal Year Ended September 30, 1998 Compared to the Fiscal Year Ended September 30, 1997

     Revenues and Cost of Gas. In fiscal year 1998, our transportation service volumes were down slightly to 26.8 million dt compared to 26.9 million dt in fiscal year 1997. Sales volumes for 1998 were also down slightly to 28.1 million dt compared to 28.5 million dt in 1997. In general, the margin earned on gas transported is equal to the margin earned on gas sold; however, transportation, which replaces sales, results in lower revenues because transportation rates exclude the commodity cost of gas which is paid by the customer directly to its gas supplier. We still delivered the gas and earned transportation revenue equivalent to the margin contained in a companion sales rate. In addition, we indirectly earned additional margin from transportation customers who chose to purchase gas from our marketing subsidiary. Our operating revenues and cost of sales include both our regulated and unregulated business and our subsidiaries.

     In 1998, our operating revenues and cost of sales decreased $3.6 million and $5.7 million, respectively, primarily due to lower throughput volumes and a 7% decrease in the average cost of gas.

        Throughput and Margin. The weather for fiscal year 1998 was 19% warmer than normal and 2% cooler than 1997. Our total throughput volumes in 1998 decreased by 480,000 dt to 55.0 million dt. Commercial and residential volumes increased by 149,000 dt and 188,000 dt, respectively, while wholesale and industrial volumes decreased 223,000 dt and 594,000 dt, respectively. The overall decrease in throughput volumes was due to decreased volumes to wholesale municipal customers as a result of warmer-than-normal weather and lower throughput to interruptible industrial customers resulting from some plant closings and low alternative fuel prices, primarily No. 6 oil. This was offset by higher volumes to the residential and commercial customer classes due to a customer growth rate of approximately 3% as well as increased volumes to firm service industrial customers.

     We continued adding natural gas customers at an above-average growth rate in 1998. The addition of about 6,000 customers in 1998 represented a growth rate of 3.5%, compared to the national average of less than 2% for all natural gas distribution utilities. Even though warmer-than-normal weather in the winter decreased per customer sales of gas to residential and commercial customers, we did not realize a proportional decrease in margins from such customers because of the operation of the weather normalization adjustment which stabilizes our margin from space-heating customers based on normal weather. The weather normalization adjustment provided $4.2 million of margin in 1998 compared to $2.9 million in 1997.

     The chart below compares margins for the fiscal years 1998 and 1997 by customer class (in thousands):

                    Customer Class        1998         1997
                    --------------        ----         ----

               Residential...........   $26,184      $24,723
               Commercial............    16,102       15,000
               Industrial............    25,289       26,029
               Municipal.............     7,533        7,454
               Non-utility...........     6,206        6,056
                                        -------      -------
               Total.................   $81,314      $79,262
                                        =======      =======

     The residential, commercial and municipal margins increased in fiscal year 1998 as compared to fiscal year 1997. The increase in customers, as well as the effect of the weather normalization adjustment for these customer classes as explained above, contributed to the margin growth. Industrial margins decreased as a result of lower sales volumes to alternative fuel customers due to low oil prices and the loss of three industrial customers as a result of plant closings. However, the loss in volumes to these customers was somewhat offset by a 130% increase in volumes to electric generation customers due to warmer-than-normal weather during the summer months. Nonutility margin increased due to the addition of 1,000 new propane customers and weather which was 2% cooler than 1997 as well as higher margins from our marketing subsidiary. These items were offset by lower appliance sales and other subsidiary income.

     Operating Expenses. Our total operating expenses, excluding the cost of gas sold, increased to $48.9 million in 1998, compared to $48.2 million in 1997. As a percentage of margin, the 1998 amount was 60.2%, down slightly from 60.8% in 1997. Operations and maintenance expenses decreased to $28.8 million in 1998, compared to $29.5 million in 1997. The decrease in 1998 was due in part to lower power costs for liquefaction at our liquified natural gas, or LNG, plant due to warmer-than-normal weather. This resulted in higher liquefied natural gas inventory levels at the end of the 1998 winter season.
Additionally, distribution expenses
were lower due primarily to a 3% reduction in employees in 1998 compared to 1997. Three small customer service offices were closed in the fourth quarter of fiscal year 1998. These savings were somewhat offset due to higher customer collection and meter reading expenses.

     Net Income. For the fiscal year ended September 30, 1998, we earned $17.1 million compared to $17.6 million in fiscal year 1997.

     Included in 1997 earnings is a non-recurring after-tax credit of $1.1 million ($1.9 million pre-tax) related to the recovery of past exploration and development costs. Excluding this nonrecurring credit, the 2.4% increase in earnings in 1998 compared to 1997 was primarily due to (1) an increase in the residential and commercial customer base of approximately 3%, which resulted in increased facilities charges as well as increased sales; (2) higher volumes to firm service industrial and electric power generation customers; (3) increased earnings from our propane division; and, (4) lower operations and maintenance expenses as a result of increased cost control measures and 3% fewer employees.

     Liquidity and Capital Resources

     Net cash provided by operating activities of $32.2 million for the three months ended March 31, 2000 was used primarily to expand our plant facilities and to repay notes payable to CP&L. Construction spending was $5.8 million, after giving effect to funds received from the expansion fund, for the three-month period ended March 31, 2000.

     Current cash requirements are financed primarily through our $150 million revolving credit facility with CP&L. As of March 31, 2000, available borrowings under the CP&L revolving credit facility amounted to $40 million. The revolving credit facility has a 364-day term, subject to automatic 364-day extensions, and expires on July 15, 2001. The stated interest rate on the facility is the London Interbank Offered Rate, or LIBOR, plus 0.10% (6.13% at March 31, 2000). The average interest rate on the CP&L revolving credit facility was 5.9% for the three months ended March 31, 2000.

     Our ratio of long-term debt to total capitalization was 0% at March 31, 2000 as compared to 30.4% at March 31, 1999. The decrease is the result of the advance refunding of our long-term debt in August 1999 using proceeds from the CP&L revolving credit facility. Our ratio of long term debt to total capitalization was 33.1% at September 30, 1998 and 29.3% at July 14, 1999. We had no long term debt as of December 31, 1999 and March 31, 2000.

     In December 1999, we (through CP&L) announced plans to build a 30-inch natural gas pipeline in North Carolina that will extend approximately 82 miles from Iredell County to Richmond County. This pipeline, to be called the Sandhills Pipeline, will provide gas to a new CP&L power plant that is under construction in Richmond County. The new Richmond County plant is scheduled to be completed in 2001. The estimated cost of this project is $100 million and can accommodate new load growth and future expansions of CP&L's power plants.

     Cash requirements for the period from July 15, 1999 to December 31, 1999 were financed primarily through internally generated cash and our $150 million revolving credit facility with CP&L. Following the July 15, 1999 acquisition, we began utilizing the CP&L revolving credit facility to finance operations. In August 1999, we utilized borrowings available under the CP&L revolving credit facility to advance refund all of our outstanding debt plus accrued interest. Funds were also borrowed during the period to provide for our ongoing construction program and to finance normal operations. The CP&L revolving credit facility accrues interest at LIBOR plus 0.10% (5.82% at December 31, 1999). Our available borrowings under the CP&L revolving credit facility at December 31, 1999 amounted to $15.1 million.

     For the period from July 15, 1999 to December 31, 1999, net cash used in operating activities, used in investing activities and provided by financing activities was $11.6 million, $20.1 million and $28.0 million, respectively. Net cash used in investing activities was used primarily to expand our plant facilities. The net cash provided from financing activities primarily results from $135 million of borrowings from CP&L offset by the repayment of $102 million of outstanding notes payable and long-term debt.

     Construction spending was $17.5 million, after giving effect to funds received ($9.7 million) from the expansion fund for the period from July 15, 1999 to December 31, 1999. The expansion fund was established for us in 1993 by order of the North Carolina Utilities Commission. It was funded initially by refunds we received from our pipeline suppliers. The investment and use of these funds is restricted under a North Carolina Utilities Commission order.

     For the period from October 1, 1998 to July 14, 1999, net cash provided by operating activities, used in investing activities and provided by financing activities was $25.6 million, $35.9 million and $13.1 million, respectively. Net cash used in investing activities was used primarily to expand our plant facilities. Construction spending was $33.2 million, after giving effect to funds received ($4.9 million) from the expansion fund. The net cash provided from financing activities primarily results from $27 million short-term borrowings offset by the repayment of $6 million of long-term debt and the payment of $10.6 million in cash dividends.

     We expect to utilize public debt financing in 2000 to meet our capital needs. On March 8, 2000 our board of directors approved one or more public debt offerings in an amount not to exceed $300 million and authorized our management to borrow funds through loans from financial institutions, commercial paper and long-term debt. The proceeds of the offerings, expected to occur, from time to time, over the next two years, will be used to repay the outstanding balance on the CP&L revolving credit facility and provide working capital to fund our ongoing construction program as well as day-to-day operations. We believe the generation of net cash from operating activities, together with financing available from the CP&L revolving credit facility, outside borrowings, and public debt financing will be sufficient to provide for daily operations, including summer injections, as well as our construction program through 2000.

Regulatory Accounting

     We are subject to the provisions of Financial Accounting Standards Board
(FASB) Statement No. 71, "Accounting for the Effects of Certain Types of Regulation." Regulatory assets represent probable future revenues to us representing certain costs that are expected to be recovered from customers through the ratemaking process. Regulatory liabilities represent probable future reductions in revenues associated with amounts that are to be credited to customers through the ratemaking process.

     As noted above, in August 1999 we advance refunded all of our then outstanding long-term debt with proceeds from the CP&L revolving credit facility. In connection with the advance refunding, we incurred prepayment penalties of approximately $4.9 million. These penalties are being treated as a regulatory asset in accordance with FASB No. 71 and are being amortized over the remaining terms of the reacquired debt instruments.

     In the event that all or a portion of our operations are no longer subject to the provisions of Statement No. 71, we would be required to write off related regulatory assets and liabilities. In addition, we would be required to determine any impairment to the other assets, including plant, and write down the assets, if impaired, to their fair value. To date, no such write-downs or write-offs have been made, nor are any expected to be made in the future.

Recent Accounting Pronouncements

     In June 1997, the FASB issued SFAS No. 130, "Reporting Comprehensive Income" and SFAS No. 131, "Disclosures About Segments of an Enterprise and Related Information." SFAS No. 130 establishes standards for the reporting and display of comprehensive income and its components in a full set of general purpose financial statements. We adopted SFAS No. 130 on October 1, 1998. SFAS No. 131 introduces a new model for segment reporting based on the way we organize segments for making operating decisions and assessing performance. We adopted SFAS No. 131 in fiscal year 1998.

     In February 1998, the FASB issued SFAS No. 132, "Employers' Disclosures about Pensions and Other Postretirement Benefits." SFAS No. 132 is an amendment of SFAS No. 87, "Employers' Accounting for Pensions," SFAS No. 88, "Employers' Accounting for Settlements and Curtailments of Defined Benefit Pension Plans and for Termination Benefits," and SFAS No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions." SFAS No. 132 requires additional disclosures of the changes in the benefit obligation and plan assets during the period, including economic events during the period. Economic events include amendments, combinations, divestitures, curtailments and settlements. This statement is effective for fiscal years beginning after December 15, 1997. We adopted this standard October 1, 1998.

     In June 1998, the FASB issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities." SFAS No. 133 standardizes the accounting for derivative instruments, including certain derivative instruments embedded in other contracts, by requiring that an entity recognize those items as assets or liabilities in the consolidated statement of financial position and measure them at fair value. This statement is effective for fiscal years beginning after June 15, 2000, as amended by SFAS No. 137, "Accounting for Derivative Instruments and Hedging Activities - Deferral of the Effective Date of FASB Statement No. 133" issued in June 1999. We expect to determine any effects of SFAS No. 133 during the third quarter of 2000.

Recent Expansion Projects

     In September 1999, we completed a $23 million, 72 mile gas pipeline from Mount Olive to Jacksonville, bringing natural gas service to Duplin and Onslow counties for the first time. The pipeline serves Camp Lejuene and will provide service to over 50 commercial customers in Onslow County. In the fourth quarter of 1999, we completed a 44 mile transmission pressure pipeline that extended natural gas service into Bertie and Martin counties. We utilized funds from the expansion fund for both of these projects.

     We are currently evaluating opportunities to utilize state bond funding to expand natural gas services in both Montgomery and Columbus Counties, North Carolina.

ITEM 3.    PROPERTIES.

     We own and operate a liquefied natural gas storage plant that can provide a maximum daily capacity of 120,000 dekatherms (dt) per day to our peak-day delivery capability. The average daily movement is 97,200 dt.

     We own approximately 1,128 miles of transmission pipelines of two to 30 inches in diameter that connect our distribution systems with the Texas-to-New York transmission system of Transco and the southern end of Columbia's transmission system. Transco delivers gas to us at various points conveniently located with respect to our distribution area. Columbia delivers gas to one delivery point near the North Carolina-Virginia border. We distribute gas through 2,865 miles of distribution mains. These transmission pipelines and distribution mains are located primarily on rights-of-way held under easement, license or permit on lands owned by third-parties.

     We believe that all of our facilities are suitable, adequate for our business, well-maintained and in good operating condition.


ITEM 4.    SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT.

     North Carolina Natural Gas Corporation

     All of our outstanding common stock is owned by our parent, CP&L Energy. No other class of our securities is authorized or outstanding.

     CP&L Energy

     The following table sets forth certain information regarding the beneficial ownership of CP&L Energy's common stock shares and common stock units as of March 31, 2000 after giving effect to the conversion of CP&L to a holding company structure, by:

     .  each of CP&L Energy's directors and named executive officers,

     .  all of CP&L Energy's directors and named executive officers as a group,

     . each person (or group of affiliated persons) known by us to beneficially own more than 5% of our outstanding common stock, and

     . each of our directors and named executive officers who is not also a named executive officer or director of CP&L Energy.

     A unit of common stock does not represent an equity interest in CP&L Energy and possesses no voting rights, but is equal in value at all times to a share of common stock.

     As of March 31, 2000, other than Capital Research and Management Company, which owned 5.9% of CP&L Energy's shares of common stock, none of the individuals or groups in the above categories owned one percent (1%) or more of any class of CP&L Energy voting securities. Unless otherwise indicated, each person listed has sole voting power and investment power with respect to the shares shown as beneficially owned by that person.

                                             Number of Shares of Common             Number of Common
                                                       Stock                    Stock Units Beneficially
        Name of Beneficial Owner                 Beneficially Owned                 Owned(1)(2)(3)(4)
        -----------------------                  ------------------                 -----------------
CP&L Energy Directors and
  Executive Officers:
Leslie M. Baker, Jr.                                  1,000                        7,250          (1)
Edwin B. Borden                                       4,838                       19,858          (1)
David L. Burner                                           0                        1,458          (2)
William Cavanaugh, III                              118,712    (5)               137,846    (3,4,6,7)
Charles W. Coker                                      3,448    (8)                24,102          (1)
Richard L. Daugherty                                    909                       13,018          (1)
Robert L. Jones                                       2,000                       16,611          (1)
Tom D. Kilgore                                       16,612    (9)                14,444        (4,6)
Estell C. Lee                                         4,484   (10)                19,807          (1)
William O. McCoy                                      1,000                        5,613          (1)
Robert B. McGehee                                    27,428   (11)                15,403      (4,6,7)
E. Marie McKee                                          600                        1,573          (2)
John H. Mullin, III                                   1,000                        2,062          (2)
William S. Orser                                     46,988   (12)                31,646      (3,4,6)
Sherwood H. Smith, Jr.                               31,981   (13)                26,407        (2,3)
Calvin B. Wells                                      39,022   (14)                 4,852        (4,6)
J. Tylee Wilson                                       5,000                        5,684          (2)
Don K. Davis (15)                                    27,000                        4,145          (4)
Peter M. Scott, III (15)                             32,700                        5,102          (4)

CP&L Energy directors and officers as a             391,750                          ___
 group (22 persons)(16)

5% Holders:
Capital Research and Management Company           9,450,000   (17)                     0

NCNG Directors and Executive Officers:
Terrence D. Davis                                    12,761                        1,076          (4)
Marsha M. Lederer                                        12                            0
Mary Lee Edmonds                                      3,338                            0
William D. Johnson                                   14,510   (18)                 9,730      (4,6,7)

__________________

(1) Consists of units representing common stock of CP&L under their Directors' Deferred Compensation Plan and their Non-Employee Director Stock Unit Plan.

(2) Consists of units representing common stock of CP&L under their Directors' Deferred Compensation Plan.

(3) Consists of performance units under CP&L's Long-Term Compensation Program.

(4) Consists of performance shares awarded under CP&L's Performance Share Sub-Plan of its 1997 Equity Incentive Plan.

(5) Includes 100,000 shares of restricted stock and 7,506 shares with shared voting and investment power owned by members of Mr. Cavanaugh's immediate family as to which beneficial ownership has not been disclaimed.

(6) Consists of replacement units to replace the value of CP&L contributions to its Stock Purchase-Savings Plan that would have been made but for deferral of salary under the Management's Deferred Compensation Plan (formerly the Deferred Compensation Plan for Key Management Employees) and contribution limitations under Section 415 of the Internal Revenue Code of 1986, as amended.

(7) Consists of performance units recorded to reflect awards deferred under CP&L's Management Incentive Compensation Plan.

(8) Includes 3,248 with shared voting and investment power owned by members of Mr. Coker's immediate family to which beneficial ownership has not been disclaimed.

(9)  Includes 14,600 shares of restricted stock.

(10) Includes 160 shares with shared voting and investment power owned by members of Ms. Lee's immediate family as to which beneficial ownership has not been disclaimed.

(11) Includes 24,800 shares of restricted stock.

(12)  Includes 40,000 shares of restricted stock.

(13) Does not include 900 shares owned by members of Mr. Smith's immediate family as to which beneficial ownership has been disclaimed.

(14) Includes 10,400 shares of restricted stock. Mr. Wells retired effective June 30, 2000.

(15) Mr. Davis became a director of NCNG on July 2, 2000. Mr. Scott became a director of CP&L Energy on June 2, 2000. Mr. Davis owns 27,000 shares of restricted stock. Mr. Scott owns 32,700 shares of restricted stock.

(16) William D. Johnson, our Secretary, is included in this group. Includes shares owned by Mr. Wells as of March 31, 2000. Excludes shares owned by Messrs. Don K. Davis and Scott.

(17) Address is 333 South Hope Street, Los Angeles, California, 90071. Consists of shares of common stock held by Capital Research and Management Company as investment advisor and manager of The American Funds Group of mutual funds. Capital Research and Management Company has sole dispositive power with respect to 9,450,000 shares.

(18) Includes 12,200 shares of restricted stock.

ITEM 5.    DIRECTORS AND EXECUTIVE OFFICERS.

     Our amended and restated bylaws provide that the number of directors shall not be less than one nor more than ten and may be fixed or changed from time to time by our shareholders or our board of directors. All members of our board of directors are elected annually by our parent, CP&L Energy.

     The following table sets forth certain information with respect to our directors, executive officers and other key employees:


NAME                           AGE       POSITION(S)
----                           ---       -----------

Don K. Davis                    55       President, Chief Executive Officer and
                                         Director
Terrence D. Davis               54       Senior Vice President of Operations
George M. Baldwin               39       Vice President, Marketing
Marsha M. Lederer               30       Controller
Mary Lee Edmonds                41       Business Operations Manager
William D. Johnson              46       Director and Secretary
Mark F. Mulhern                 40       Treasurer
William Cavanaugh, III          61       Director
Robert B. McGehee               57       Director
Tom D. Kilgore                  52       Director
Peter M. Scott, III             50       Director

     Don K. Davis became our Director on June 2, 2000 and our President and Chief Executive Officer July 1, 2000. Mr. Davis is also the Executive Vice President of CP&L's newly created Gas & Energy Services business unit and the Chief Executive Officer of Strategic Resource Solutions. Prior to joining us, Mr. Davis had served as the Chairman, President and Chief Executive Officer of Yankee Atomic Power Company and Connecticut Yankee Atomic Power Company since 1997. From 1992 to 1997, Mr. Davis was a principal of PRISM Consulting Inc.

     Terrence D. Davis has been our Senior Vice President of Operations since July 1999. From January 1993 to July 1999, Mr. Davis served in varying capacities as Senior Vice President and Vice President of Operations, Marketing, and Industrial Sales. From 1980 to 1990, Mr. Davis was the Vice President of Operations and Engineering for Chesapeake Utilities in Dover, Delaware. Mr. Davis started his career and spent eleven years with Wisconsin Electric and Wisconsin Natural Gas in Milwaukee, Wisconsin. Mr. Davis is the President of the Southeastern Gas Association.

     George M. Baldwin has been our Vice President of Marketing since January 1998. From January 1996 to January 1998, Mr. Baldwin was our Assistant Vice President of Industrial Sales. Prior to that, he was the Director of Industrial Sales. Mr. Baldwin is a Chartered Industrial Gas Consultant and a Certified Co-Generation Professional.

     Marsha M. Lederer has been our Controller since April 2000. Prior to that, Ms. Lederer was a Supervisor in CP&L's accounting department. Prior to joining CP&L, she held various positions with the accounting firms PricewaterhouseCoopers LLC and KPMG Peat Marwick, LLC.

     Mary Lee Edmonds has been our Business Operations Manager, the functional equivalent of our chief financial officer, since July 1999. Ms. Edmonds was the Manager of Financial Projects in CP&L's strategic planning department from March 1999 to June 1999. Previous to that she held various positions within both CP&L's accounting and treasury departments.

     William D. Johnson is one of our Directors and is our Secretary. Mr. Johnson is the Executive Vice President and Corporate Secretary of CP&L Energy and has also been the Senior Vice President and Corporate Secretary, Legal and Risk Management since March 1999. He was Vice President-Legal Department and Corporate Secretary from 1997 to 1999, Vice President, Senior Counsel and Manager-Legal Department from 1995 to 1997, Interim Manager-Legal Department from 1994 to 1995, and Associate General Counsel and Practice Group Leader from 1992 to 1994 of CP&L. Before joining the company, Mr. Johnson was a practicing attorney and partner with Hunton & Williams, a law firm in Raleigh, North Carolina.

     Mark F. Mulhern is our Treasurer. He has served as the Vice President and Treasurer of CP&L since February 1997 and the Vice President and Controller from March 1996 to February 1997. He has also served as the Vice President of Finance and Treasurer of HYDRA-CO Enterprises, Inc., a subsidiary of Niagara Mohawk Power Corporation from 1994 to 1996. From 1991 to 1994, Mr. Mulhern held various finance and accounting positions at HYDRA-CO Enterprises, Inc. Prior to 1991, Mr. Mulhern held various positions with the accounting firm of Price Waterhouse & Co.

     William Cavanaugh, III is one of our Directors and is the Chairman, President and Chief Executive Officer of CP&L Energy and has served on similar capacities with CP&L since May 1999. He was the President and Chief Executive Officer of CP&L from October 1996 to May 1999, and President and Chief Operating Officer from September 1992 to October 1996. Before joining CP&L, Mr. Cavanaugh held various senior management and executive positions during a 23-year career with Entergy Corporation, an electric utility holding company with operations in Arkansas, Louisiana and Mississippi. Mr. Cavanaugh has been a member of the Board of Directors of CP&L since 1993.

     Robert B. McGehee is one of our Directors and has been the current Executive Vice President of CP&L Energy and has served in similar capacities with CP&L and as the General Counsel, Chief Administrative Officer and Administrative Services, Corporate Relations and Financial Services Officer of CP&L. He was the Executive Vice President, General Counsel and Chief Administrative Officer, Administrative Services and Corporate Relations Officer from March 1999 to June 2000. He was the Senior Vice President and General Counsel, Public and Corporate Relations from May 1997 to March 1999. From 1974 to May 1997, Mr. McGehee was a practicing attorney with Wise Carter Child & Caraway, a law firm in Jackson, Mississippi. He primarily handled corporate, contract, nuclear regulatory and employment matters. From 1987 to 1997 he managed the firm, serving as chairman of its Board from 1992 to May 1997.

     Tom D. Kilgore is one of our Directors and is the Senior Vice President, Power Operations from August 1998 to present of CP&L. He was the President and Chief Executive Officer, Oglethorpe Power Corporation, Georgia Transmission Corporation and Georgia Operations Corporation, from July 1991 to August 1998. These three companies provide power generation, transmission and system operations services, respectively, to 39 of Georgia's 42 customer-owned Electric Membership Corporations. From 1984 to July 1991, Mr. Kilgore held numerous management positions at Oglethorpe.

     Peter M. Scott, III became one of our Directors on June 2, 2000. Mr. Scott joined CP&L in May 2000 as its Executive Vice President and Chief Financial Officer. Mr. Scott has been President of Scott, Madden & Associates, Inc. since 1983, a 75-person management consulting firm founded by Mr. Scott. Prior to 1983, he was a principal and partner in Theodore Barry & Associates, a Los Angeles-based consulting firm. As a consultant, Scott has specialized in the energy and telecommunications industry.

ITEM 6.    EXECUTIVE COMPENSATION.

     The following table sets forth all compensation paid or accrued to our chief executive officer and our most highly compensated executive officers whose total annual salary and bonuses exceeded $100,000 for the fiscal years 1999, 1998 and 1997.

                          Summary Compensation Table



                                                                                   Other Annual           All Other
Name and Principal Position        Year (1)       Salary ($)       Bonus ($)       Compensation       Compensation ($)
---------------------------        --------       ----------       ---------       ------------       ----------------
Calvin B. Wells, President and        1999          267,300         705,802                0              33,278
 Chief Executive Officer,             1998          257,000          69,559                0               7,929
 (retired June 30, 2000)              1997          257,000         144,693                0               7,891



Don K. Davis, President and
 Chief Executive Officer,               __               __              __               __                  __
 (effective July 1, 2000) (2)


Terrence D. Davis,                    1999          156,000         179,773               0                2,012
   Senior Vice President              1998          150,000          25,995          70,788                3,933
                                      1997          124,000          42,081          62,880                3,202

_____________

(1) Information for 1998 and 1997 reflects our compensation as an independent public company. Information for 1999 reflects our compensation prior and subsequent to our merger with CP&L on July 15, 1999.

(2) Mr. Don K. Davis became our President and CEO on July 1, 2000. Pursuant to an employment agreement, as described in further detail below, Mr. Davis will be paid an annual base salary of $285,000 and is eligible for additional compensation through bonuses and other perquisites.

Director Compensation

     Each of our directors is an employee of either CP&L or CP&L Energy and is not separately compensated by us, CP&L or CP&L Energy for his services on our board of directors or any committee of our board of directors.

Board Committees

     We have a standing executive committee comprised of Messrs. Cavanaugh and McGehee. Mr. Don K. Davis is expected to join the executive committee in place of Mr. Wells, who retired on June 30, 2000. The executive committee was established to facilitate the conduct of our business. The authority and responsibility of the executive committee, as provided in our charter and by-laws, permit the executive committee to exercise all the powers and authority of the board of directors in its management of our business and affairs.

Employment Agreements

     On July 15, 1999, we entered into employment agreements with Messrs. Terrence D Davis and Baldwin. On May 15, 2000, CP&L entered into an employment agreement with Mr. Don K. Davis. These agreements provide for base salaries, bonuses, perquisites and participation in various executive compensation plans offered to CP&L executives. Under the employment agreements, Messrs. Don K. Davis, Terrence D. Davis and Baldwin are paid base salaries of $285,000, $156,000 and $103,000, respectively. Base salary increases and bonus amounts are determined by the CP&L Energy Board of Directors' Committee on Organization and Compensation, or the CP&L Compensation Committee.

     The employment agreements for Mr. Terrence Davis and Mr. Baldwin provide that upon termination or constructive termination of employment by us for any reason other than cause, each executive will retain benefits under our established benefit programs, and will be entitled to the continuation of their then current base salary and health benefits for two years and 11 months. The benefit is reduced upon re-employment. Constructive termination is defined in these agreements as a reassignment to a position that has significantly and materially reduced responsibilities or a salary reduction. These employment agreements also provide that if employment is voluntarily terminated for any reason other than death or disability, each executive will retain all vested benefits, but will not be entitled to any form of salary continuance or any form of severance benefit.

     The employment agreement with Mr. Don Davis provides that upon termination or constructive termination of employment by us for any reason other than cause, he will retain benefits under our established benefit programs, and will be entitled to the continuation of his then current base salary for the remainder of the term of his agreement and health benefits for up to eighteen months. Salary continuation, which could be a minimum of two years or a maximum of three years, is reduced upon re-employment. Constructive termination for this agreement is defined as a change in the form of ownership of CP&L and Mr. Don Davis is asked to leave.

Benefit Plans

     Prior to our merger with CP&L, we had various benefit plans, including an executive pension retirement plan, an employees' pension plan, a 401(k) plan, and customary health and welfare plans. Under their employment agreements, Messrs. Davis and Baldwin continued to participate in these benefit plans through December 31, 1999. Upon the completion of our merger with CP&L, the following benefit plans were immediately terminated: the long-term incentive plan, the annual incentive plan, the employee stock purchase plan and the key employee stock option plan.

     We do not have separate benefit plans for our executive officers and directors. All of our executive officers and directors participate in the benefit plans of CP&L. The following discussion describes the benefit plans of CP&L in which our executive officers and directors participate. By resolution of the board of directors, the benefit plans described herein will be transferred to CP&L Energy on August 1, 2000.

     Management Incentive Compensation Plan

     CP&L sponsors the Management Incentive Compensation Plan for senior executives, department heads and selected key employees. In order for awards to be made under the plan, two conditions must be satisfied. First, a contribution must be earned by one or more groups of employees under the corporate incentive feature of CP&L's Stock Purchase-Savings Plan, a tax qualified 401(k) plan. Incentive matching contributions are earned by participating employees if at least five out of ten annual corporate and business unit goals are met. Second, CP&L's return on common equity and earnings before interest, taxes, depreciation and amortization, or EBITDA, growth for the most recent three-year period must be above the median of those companies in a comparison group that is comprised of the 29 electric utility companies comprising Standard & Poor's Electric Index.

     If participants at or above the department head level are eligible for awards, then CP&L's Compensation Committee in its discretion determines whether
awards are to be made and, if so, in what amounts.   If participants below the
department head level are eligible for awards, then CP&L's Chief Executive Officer has sole and complete authority to approve such awards.

     Awards consist of both a corporate component and a noncorporate component. Award opportunities, expressed as a percentage of annual base salary earnings, are applicable to both components of an award. The corporate component of an award is based upon the overall performance of CP&L. The noncorporate component of an award is based upon the level of attainment of business unit/group, departmental and individual performance measures. Those measures are evaluated in terms of three levels of performance (1) outstanding, (2) target and (3) threshold, each of which is related to a particular payout percentage. If earned, awards are either paid in cash in the succeeding year or deferred to a later date, as elected by each individual participant. Deferred awards are recorded in the form of performance units. Each performance unit is generally equivalent to a share of the CP&L's common stock.

     1997 Equity Incentive Plan

     Under CP&L's 1997 Equity Incentive Plan, CP&L's Compensation Committee is permitted to make various types of awards to directors, officers and other key employees, affiliates and subsidiaries of CP&L, including us. Selection of participants is within the sole discretion of the CP&L Compensation Committee. Thus, the number of persons eligible to participate in the 1997 plan and the number of grantees may vary from year to year. The 1997 plan was effective as of January 1, 1997, and will expire on January 1, 2007, provided, however, that all awards made prior to and outstanding on that date shall remain valid in accordance with their terms and conditions.

     The 1997 plan is a broad umbrella plan that allows CP&L to enter into award agreements with participants and adopt various individual sub-plans that will permit the grant of the following types of awards:

     .  nonqualified stock options,

     .  incentive stock options,

     .  stock appreciation rights,

     .  restricted stock,

     .  performance units,

     .  performance shares, and

     .  other stock unit awards or stock-based forms of awards.

     The 1997 plan sets forth certain minimum requirements for each type of award, with detailed provisions regarding awards to be set out either in award agreements or in the sub-plans adopted under the 1997 plan. Subject to adjustment as provided in the 1997 plan, the maximum aggregate number of shares that may be issued under the 1997 plan cannot exceed 5,000,000 shares of CP&L common stock, which may be in any combination of options, restricted stock, performance shares, or any other right or option.

     Under the terms of the 1997 plan, CP&L's Compensation Committee may grant awards in a manner that qualifies them for the performance-based exception to
Section 162(m) of the Internal Revenue Code of 1986, as amended, or it may grant awards that do not qualify for the exemption.

     Performance Share Sub-Plan of the 1997 Plan

     Under the provisions of the 1997 plan, CP&L's Compensation Committee adopted the Performance Share Sub-Plan, which governs the issuance of performance share awards to officers and key employees, as selected by CP&L's Compensation Committee in its sole discretion. A "performance share" is a unit granted to a participant, the value of which is equal to the value of a share of CP&L common stock. Grants of performance share awards may range from 20% to 75% of a participant's base salary, depending upon the participant's position and job value. For purposes of the Sub-Plan, base salary is not reduced to reflect salary deferrals and does not include incentive compensation. The number of performance shares awarded are recorded in a separate account for each participant, and are adjusted to reflect dividends, stock splits or other adjustments in CP&L's common stock.

     The performance period for an award under the Sub-Plan is the three consecutive year period beginning in the year in which the award is granted. There are two equally weighted performance measures under the Sub-Plan. One performance measure is total shareholder return, which is defined in the Sub-Plan as the appreciation or depreciation in the value of stock (which is equal to the closing value of the stock on the last trading day of the relevant period minus the closing value of the stock on the last trading day of the preceding year) plus dividends declared during the relevant period, divided by the closing value of the stock on the last trading day of the preceding year. The other performance measure is EBITDA growth.

     Awards under the Sub-Plan vest on January 1 following the end of a three-year performance period. The aggregate value of the award is determined using multipliers that are based on the difference between CP&L's total shareholder return and EBITDA growth and the peer group total shareholder return and EBITDA growth, respectively. The aggregate value of vested performance shares is equal to the number of vested performance shares in the participant's account multiplied by the closing price of CP&L's common stock, as published in The Wall Street Journal on the last trading day before payment of the award. Awards are paid in cash after expiration of the performance period. Payment can be made in either
(i) lump sum on or about April 1 of the year immediately following the performance period or (ii) in accordance with an election to defer in 25% increments, made during the first year of the performance period. In the event of death, disability, normal retirement or a change-in-control of CP&L, any award granted under the Sub-Plan immediately becomes vested.

     Restricted Stock Awards

     Section 9 of the 1997 plan provides for the granting of shares of restricted stock by CP&L's Compensation Committee to key employees in such amounts and for such duration and/or consideration as it shall determine. The 1997 plan defines "key employee" as an officer or other employee, who, in the opinion of CP&L's Compensation Committee, can contribute significantly to the growth and profitability of, or perform services of major importance. Each restricted stock grant must be evidenced by an agreement specifying the period of restriction, the conditions that must be satisfied prior to removal of the restriction, the number of shares granted, and such other provisions as CP&L's Compensation Committee shall determine. During the period of restriction, recipients of shares of restricted stock granted under the 1997 plan may exercise full voting rights with respect to those shares, and shall be entitled to receive all dividends and other distributions paid with respect to those shares.

     Restricted stock covered by each award made under the 1997 plan will be provided to and become freely transferable by the recipient after the last day of the period of restriction and/or upon the satisfaction of other conditions as determined by the CP&L Compensation Committee. If the grant of restricted stock is performance based, the total period of restriction for any or all shares or units of restricted stock granted shall be no less than one (1) year. Any other shares of restricted stock issued pursuant to the 1997 plan must provide that the minimum period of restrictions shall be three (3) years, which period of restriction may permit the removal of restrictions on no more than one-third (1/3) of the shares of restricted stock at the end of the first year following the grant date, and the removal of the restrictions on an additional one-third (1/3) of the shares at the end of each subsequent year. The 1997 plan provides that in no event shall any restrictions be removed from shares of restricted stock during the first year following the grant date, except in the event of a change in control.

Management's Deferred Compensation Plan

     Effective January 1, 2000, CP&L established the Management Deferred Compensation Plan, an unfunded, deferred compensation arrangement established for the benefit of a select group of management and highly compensated employees of CP&L and its subsidiaries. Under the Management Deferred Compensation Plan, an eligible employee may elect to defer a portion of his or her salary until the April 1 following the date that is five or more years from the last day of the plan year for which the deferral is made, the April 1 following his or her date of retirement, or the April 1 following the first anniversary of his or her date of retirement. Deferrals will be made to deferral accounts administered pursuant to the Management Deferred Compensation Plan in the form of deemed investments in certain deemed investment funds individually chosen by each participating employee from a list of investment options provided pursuant to the Management Deferred Compensation Plan. Additionally, qualifying participants will receive matching allocations from CP&L generally reflecting foregone allocations to participants' 401(k) accounts due to such salary deferrals, and/or foregone CP&L allocations to the participants' 401(k) accounts due to certain Internal Revenue Code limits, which will be allocated to a CP&L account that will be deemed initially to be invested in hypothetical shares of CP&L's common stock. When a participant's CP&L account has matured, pursuant to the terms of the Management Deferred Compensation Plan, the participant may reallocate any part of such account among the deemed investment funds chosen by the participant.

  Other Benefits

     CP&L has implemented an executive split dollar life insurance program which consists of two separate plans. The first plan provides life insurance coverage approximately equal to three times salary for senior executives. The second plan provides additional life insurance coverage approximately equal to five times salary for those officers of CP&L who are also members of the board of directors.

     CP&L also provides broad-based employee benefit plans in which senior executives participate. Under the Stock Purchase-Savings Plan, a salary reduction plan under Section 401(k) of the Internal Revenue Code of 1986, as amended, the Code, full-time, highly compensated employees may invest up to 12% of earnings up to a maximum of $10,500 in 2000 on a before-tax basis in CP&L's common stock and other investment options. CP&L makes a matching contribution of 50% of such investment, up to 3% of earnings, which is invested in CP&L common stock. Under an incentive feature, CP&L's contribution may be increased by up to an additional 50% if certain corporate and business unit financial, operating, safety, customer satisfaction, and other performance goals are met.

     CP&L also sponsors the Supplemental Retirement Plan, a defined benefit plan which covers full-time employees who have been employed by CP&L for at least one year. The right to receive pension benefits under this plan is vested after five years. The Supplemental Retirement Plan, as applicable to employees joining the plan after January 1, 1999, including our personnel, utilizes a cash balance formula to determine pension benefits. Prior to the merger, benefits of participants in our comparable retirement plan were calculated based upon a "five years average compensation" formula which was frozen on December 31, 1999. After December 31, 1999, the benefits of our eligible personnel were calculated based upon the cash balance formula.

     The Restoration Retirement Plan is an unfunded retirement plan for a select group of management or highly compensated employees. The plan restores the full benefit that would be provided under the Supplemental Retirement Plan but for certain Code limits imposed on the benefit levels of highly compensated employees. Generally, the benefit for participants is a monthly benefit payment equal to the difference between (1) a participant's accrued benefit under the Supplemental Retirement Plan without regard to the Internal Revenue Service compensation and benefit limits, and (2) a participant's accrued benefit as calculated under the Supplemental Retirement Plan. Effective January 1, 2000, this Plan also applies to any employee who defers more than 10% of his salary under the new Management Deferred Compensation Plan. The eligibility and vesting requirement for this Plan are the same as those for the Supplemental Retirement Plan. Participants under the Supplemental Executive Retirement Plan forego participation in and rights under this plan.

     The Supplemental Executive Retirement Plan provides a retirement benefit for eligible senior executives equal to 4% of the average of their highest three years of base salary earnings and annual bonus for each year of credited service with CP&L up to a maximum of 62%. Benefits under this plan are fully offset by Social Security benefits and by benefits paid under CP&L's Supplemental Retirement Plan.

       CP&L's executives, which include Messrs. Don K Davis and Terrence
Davis also receive certain perquisites and other personal benefits. In addition, executives are eligible to received gross-up payments for federal and state income tax obligations related to such perquisites and benefits.

ITEM 7.    CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS.

       We pay service fees to CP&L for various services provided to us. During the post-merger period ended December 31, 1999, we paid fees in the amount of $1.4 million.

       We also have a $150.0 million revolving credit facility with CP&L, with $135.0 million outstanding at December 31, 1999. For the post-merger period ended December 31, 1999, we recognized interest expense of $3.0 million related to this revolving credit facility.

ITEM 8.    LEGAL PROCEEDINGS.

       Other than the legal and environmental proceedings discussed in Item 1 of this registration statement, there are no legal proceedings that are expected to have a material adverse impact on our results of operations, financial condition, or cash flows.

ITEM 9. MARKET PRICE OF AND DIVIDENDS ON OUR COMMON EQUITY AND RELATED STOCKHOLDER MATTERS.

       There is no market for our common stock. All of our outstanding common stock is owned by our parent, CP&L Energy.

ITEM 10.   RECENT SALES OF UNREGISTERED SECURITIES.

       During the last three years, we have not sold any securities that were not registered under the Securities Act.

ITEM 11.   DESCRIPTION OF REGISTRANT'S SECURITIES TO BE REGISTERED.

       Under our amended and restated certificate of incorporation, we are authorized to issue 100 shares of common stock with a par value of $0.10 per share. Each share of common stock is entitled to one vote. All of our common stock is owned by our parent, CP&L Energy.

ITEM 12.   INDEMNIFICATION OF DIRECTORS AND OFFICERS.

       Our amended and restated certificate of incorporation provides that our directors shall not be liable to us or our stockholders for monetary damages for breach of fiduciary duty as a director, except to the extent that exemption from liability or limitation is not permitted under the

Delaware General Corporation Law, as may be amended. Our certificate further provides that any amendment, modification or repeal of the foregoing provision shall not adversely affect any right or protection of a director for any act or omission occurring prior to the time of the amendment, modification or repeal.

     As permitted by the Delaware General Corporation Law, our certificate of incorporation and bylaws eliminate personal liability of our directors to us or our stockholders for monetary damages for breach of fiduciary duty except for:

     .  any breach of the director's duty of loyalty to us or our shareholders,

     . acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law,

     . any transaction from which the director derived an improper personal benefit, or

     . under Section 174 of the Delaware General Corporation Law, relating to unlawful dividends or distributions or stock repurchases or redemptions.

As a result of these provisions, we and our stockholders may be unable to obtain monetary damages from a director for breach of the duty of care.

     Our amended and restated bylaws provide for indemnification of our directors and officers to the extent permitted under the Delaware General Corporation Law. As permitted by the Delaware General Corporation Law, our bylaws provide for indemnification of our directors and officers against expenses, including attorneys' fees, judgments, money decrees, fines and amounts paid in settlement actually and reasonably incurred by them in connection with such action, suit or proceeding if they acted in good faith and in a manner they reasonably believed to be in or not opposed to our best interests, and, with respect to any criminal action or proceeding, had no reasonable cause to believe their conduct was unlawful.

     We have insurance covering expenditures we might incur in connection with the lawful indemnification of our directors and officers for their liabilities and expenses. Our officers and directors also have insurance that insures them against certain liabilities and expenses.

     Insofar as indemnification for liabilities under the Securities Act may be provided to our directors, officers or controlling persons under our certificate of incorporation, bylaws and the Delaware General Corporation Law, we are aware that it is the opinion of the SEC that such indemnification is against public policy as expressed in such Securities Act and is therefore unenforceable.

ITEM 13.    FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

       The financial statements attached to this registration statement on Form 10 as Annex F are incorporated by reference herein.

ITEM 14. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE.
       None

ITEM 15.    FINANCIAL STATEMENTS AND EXHIBITS.

       a) The financial statements filed as a part of this registration statement are listed in Annex F which is incorporated by reference herein.

       b)  The following exhibits are filed with this registration statement:


     Exhibit
     Number                                 Description
     -------                                -----------
     2(1) Agreement and Plan of Merger By and Among Carolina Power & Light Company, North Carolina Natural Gas Corporation and Carolina Acquisition Corporation, dated as of November 10, 1998. (1)
     2(2) Agreement and Plan of Merger By and Among Carolina Power & Light Company, North Carolina Natural Gas Corporation and Carolina Acquisition Corporation, dated as of November 10, 1998, as Amended and Restated as of April 22, 1999. (2)
     2(3) Agreement and Plan of Share Exchange, dated as of August 22, 1999 between Carolina Power & Light Company and CP&L Holdings, Inc. (3)
     2(4) Agreement and Plan of Exchange, dated as of August 22, 1999, by and among Carolina Power & Light Company, Florida Progress Corporation and CP&L Holdings, Inc. (4)
     2(5) Amended and Restated Agreement and Plan of Exchange, by and among Carolina Power & Light Company, Florida Progress Corporation and CP&L Energy, Inc., dated as of August 22, 1999, amended and restated as of March 3, 2000 (5)
     3(1) Amended and Restated Certificate of Incorporation of North Carolina Natural Gas Corporation
     3(2)           Amended and Restated Bylaws of North Carolina Natural Gas
                    Corporation
     10a(1) Service Agreement dated August 31, 1967, with Transcontinental Gas Pipe Line Corporation covering storage service under Rate Schedule GSS. (6)
     10a(2) Service Agreement dated August 2, 1974, with Transcontinental Gas Pipe Line Corporation covering storage service under Rate Schedule LG-A. (6)
     10a(3) Precedent Agreement to provide Contract Demand Service of 25,000 Dt/day dated December 19, 1988, with Columbia Gas Transmission Corporation. (7)

Exhibit
Number                                 Description
------                                 -----------
10a(4) Contract Demand Service Agreement dated November 1, 1989, with Columbia Gas Transmission Corporation. (8)
10a(5) Firm Seasonal Transportation Agreement dated July 2, 1990, with Transcontinental Gas Pipe Line Corporation. (8)
10a(6) Service Agreement dated August 1, 1991, with Transcontinental Gas Pipeline Corporation covering storage service under Rate Schedule WSS. (9)
10a(7) Firm Sales Agreement with Transcontinental Gas Pipe Line Corporation dated August 1, 1991 covering 54,043 Mcf per day. (9)
10a(8) Firm Transportation Agreement with Transcontinental Gas Pipe Line Corporation dated February 1, 1991 for 141,000 Mcf per day. (10)
10a(9) Natural Gas Service Agreement dated January 9, 1992 with the City of Wilson. (10)
10a(10) Natural Gas Service Agreement dated January 13, 1992 with the City of Rocky Mount. (10)
10a(11) Service Area Territory Agreement dated January 13, 1992 with the City of Rocky Mount. (10)
10a(12) Natural Gas Service Agreement dated March 12, 1992 with the City of Greenville. (10)
10a(13) Natural Gas Service Agreement dated March 27, 1992 with the City of Monroe. (10)
10a(14) Amendment to Natural Gas Service Agreement dated March 27, 1992 with the City of Greenville Utilities Commission. (11)
10a(15) Amendment to Natural Gas Service Agreement dated January 13, 1992 with the City of Rocky Mount. (11)
10a(16) Amendment to Natural Gas Service Agreement dated November 1, 1992 with the City of Monroe (12)
10a(17) Fourth Amendment to Natural Gas Service Agreement dated December 1, 1995 with the Greenville Utilities Commission, Greenville, NC. (13)
10a(18) Second Amendment to Natural Gas Service Agreement dated November 1, 1995 with the City of Rocky Mount, NC. (13)
10a(19) Third Amendment to Natural Gas Service Agreement dated December 1, 1995 with the City of Wilson, NC. (13)
10a(20) Addendum No. Three dated August 29, 1996 covering Standby On-Peak Supply Service with the City of Rocky Mount,
                    NC. (13)
10a(21) Addendum No. Four dated August 28, 1996 covering Standby On-Peak Supply Service with the City of Wilson, NC. (13)
10a(22) First Amendment dated March 10, 1997 to Service Area Territory Agreement with the City of Rocky Mount, NC. (14)
10a(23) Third Amendment to Natural Gas Service Agreement dated March 10, 1997 with the City of Rocky Mount, NC. (14)
10a(24) Third Amendment to Natural Gas Service Agreement dated November 1, 1996 with the City of Monroe, NC. (14)
10a(25) Fourth Amendment to Natural Gas Service Agreement dated November 1, 1997 with the City of Monroe. (15)
10a(26)             Fifth Amendment to Natural Gas Service Agreement dated June
                    1, 1998

Exhibit
Number                                      Description
------                                      -----------
                    with the City of Monroe. (16)
10b(1)              Supplemental Executive Retirement Plan, effective January 1,
                    1984. (17)
10b(2)              Retirement Plan for Outside Directors. (17)
10b(3)              Directors Deferred Compensation Plan, effective January 1,
                    1982, as amended. (17)
10b(4)              Resolutions of CP&L's Board of Directors dated May 8, 1991, amending the Directors Deferred Compensation Plan. (18)
10b(5)              1997 Equity Incentive Plan, effective January 1, 1997. (19)
10b(6)              Performance Share Sub-Plan of the 1997 Equity Incentive Plan
                    (26)
10b(7)              Performance Share Sub-Plan of the 1997 Equity Incentive
                    Plan, as revised and restated on March 17, 1999. (25)
10b(8)              Carolina Power & Light Company Restricted Stock Agreement,
                    pursuant to the 1997 Equity Incentive Plan. (21)
10b(9)              Amended Management Incentive Compensation Plan of Carolina
                    Power & Light Company, as amended December 10, 1997. (20)
10b(10)             Amended Management Incentive Compensation Plan of Carolina
                    Power & Light Company, as amended January 1, 1999. (22)
10b(11)             Amended Management Incentive Compensation Plan of Carolina
                    Power & Light Company, as amended January 1, 2000. (25)
10b(12)             Carolina Power & Light Company Management Deferred
                    Compensation Plan, adopted as of January 1, 2000. (24)
10b(13)             Amended and Restated Supplemental Senior Executive
                    Retirement Plan of Carolina Power & Light Company, effective
                    January 1, 1984, as last amended March 15, 2000. (25)
10b(14)             Carolina Power & Light Company Non-Employee Director Stock
                    Unit Plan.(20)
10b(15)             Carolina Power & Light Company Restoration Retirement Plan,
                    effective January 1, 1998. (20)
10b(16)             Carolina Power & Light Company Restoration Retirement Plan,
                    as amended January 1, 1999. (23)
10b(17)             Resolutions of the CP&L Board of Directors dated July 9,
                    1997 amending the Supplemental Executive Retirement Plan of
                    Carolina Power & Light Company. (20)
10b(18)             Resolutions of the CP&L Board of Directors dated July 17,
                    1998 amending the Supplemental Executive Retirement Plan of
                    Carolina Power & Light Company, effective January 1, 1999.
                    (22)
10b(19)             Supplemental Senior Executive Retirement Plan of Carolina
                    Power & Light Company, as amended January 1, 1999. (23)
10b(20)             Employment Agreement dated May 15, 2000 by and between Don
                    K. Davis and Carolina Power & Light Company
10b(21)             Employment Agreement dated July 15, 1999 by and between
                    North Carolina Natural Gas Corporation and Terrence D. Davis
10b(22)             Employment Agreement dated July 15, 1999 by and between
                    North Carolina Natural Gas Corporation and George M. Baldwin
12                  Computation of ratios of earnings to fixed charges
21                  Subsidiaries of North Carolina Natural Gas Corporation

Exhibit
Number                                      Description
------                                      -----------
27                  Financial Data Schedule

Notes: (All Exhibits denoted with a footnote are incorporated by reference into this registration statement on Form 10).

   (1) Filed as an exhibit to CP&L's Quarterly Report on Form 10-Q for the quarterly period ended September 30, 1998 (File no. 1-3382).
   (2) Filed as an exhibit to CP&L's Quarterly Report on Form 10-Q for the quarterly period ended March 31, 1999 (File no. 1-3382).
   (3) Filed as an exhibit to CP&L Holdings, Inc.'s registration statement on Form S-4 dated August 31, 1999 (File no. 333- 86243).
   (4) Filed as an exhibit to CP&L's Current Report on Form 8-K dated August 22, 1999 (File no. 1-3382).
   (5) Filed as Annex A to joint Preliminary Proxy Statement of Carolina Power & Light Company and Florida Progress Corporation dated March 6, 2000 (File No. 1-3382).
   (6) Filed as an exhibit to NCNG's Annual Report on Form 10-K for fiscal year ended September 30, 1980 (File nos. 0-82 and 1-10998).
   (7) Filed as an exhibit to NCNG's Annual Report on Form 10-K for fiscal year ended September 30, 1989 (File nos. 0-82 and 1-10998).
   (8) Filed as an exhibit to NCNG's Annual Report on Form 10-K for fiscal year ended September 30, 1990 (File nos. 0-82 and 1-10998).
   (9) Filed as an exhibit to NCNG's Annual Report on Form 10-K for fiscal year ended September 30, 1991 (File nos. 0-82 and 1-10998).
   (10) Filed as an exhibit to NCNG's Annual Report on Form 10-K for fiscal year ended September 30, 1992 (File nos. 0-82 and 1-10998).
   (11) Filed as an exhibit to NCNG's Annual Report on Form 10-K for fiscal year ended September 30, 1994 (File nos. 0-82 and 1-10998).
   (12) Filed as an exhibit to NCNG's Annual Report on Form 10-K for fiscal year ended September 30, 1995 (File nos. 0-82 and 1-10998).
   (13) Filed as an exhibit to NCNG's Annual Report on Form 10-K for fiscal year ended September 30, 1996 (File nos. 0-82 and 1-10998).
   (14) Filed as an exhibit to NCNG's Annual Report on Form 10-K for fiscal year ended September 30, 1997 (File nos. 0-82 and 1-10998).
   (15) Filed as an exhibit to NCNG's Form 10-Q for quarterly period ended December 31, 1997 (File nos. 0-82 and 1-10998).
   (16) Filed as an exhibit to NCNG's Annual Report on Form 10-K for fiscal year ended September 30, 1998 (File nos. 0-82 and 1-10998).
   (17)   Filed as an exhibit to CP&L's registration statement number 33-25560.
   (18)   Filed as an exhibit to CP&L's registration statement number 33-48607.
   (19)   Filed as Appendix A to CP&L's 1997 Proxy Statement (File No. 1-3382).
   (20) Filed as an exhibit to CP&L's Annual Report on Form 10-K for fiscal year ended December 31, 1997.
   (21) Filed as an exhibit to CP&L's Quarterly Report on Form 10-Q for the quarterly period ended March 31, 1998 (File no. 1-3382).
   (22) Filed as an exhibit to CP&L's Quarterly Report on Form 10-Q for the quarterly period ended June 30, 1998 (File no. 1-3382).

   (23) Filed as an exhibit to CP&L's Annual Report on Form 10-K for the fiscal year ended December 31, 1998 (File no. 1-3382).
   (24) Filed as an exhibit to CP&L's Form S-8 dated October 25, 1999 (File no. 333-89685).
   (25) Filed as an exhibit to CP&L's Annual Report on Form 10-K for fiscal year ended December 31, 1999 (File no 1-3382).
   (26)   Filed as an exhibit to CP&L's 1997 Proxy Statement (File no. 1-3382).

                                   SIGNATURES

     Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized this 21st day of July, 2000.


                           NORTH CAROLINA NATURAL GAS
                              CORPORATION


                           By: /s/ Don K. Davis
                              -------------------------------------------
                           Name:  Don K. Davis
                           Title: President and Chief Executive Officer

                           By: /s/ Marsha M. Lederer
                              --------------------------------------------
                           Name:  Marsha M. Lederer
                           Title: Controller (and principal accounting officer)

--------------------------------------------------------------------------------

                                    ANNEX F


                             FINANCIAL STATEMENTS

--------------------------------------------------------------------------------

                  Index to Consolidated Financial Statements
            North Carolina Natural Gas Corporation and Subsidiaries

                                                                                                           Page
                                                                                                           ----
Audited Financial Statements
----------------------------
Report of Independent Public Accountants...............................................................     F-3
Consolidated Balance Sheets--as of December 31, 1999, July 14, 1999, and September 30, 1998............     F-4
Consolidated Statements of Income for the periods July 15, 1999 to December 31, 1999,
   October 1, 1998 to July 14, 1999, and the years ended September 30, 1998 and 1997...................     F-6
Consolidated Statements of Capitalization as of December 31 1999,
   July 14, 1999 and September 30, 1998................................................................     F-7
Consolidated Statements of Retained Earnings for the periods July 15, 1999 to December 31, 1999,
   October 1, 1998 to July 14, 1999, and the years ended September 30, 1998 and 1997...................     F-8
Consolidated Statements of Cash Flows for the periods July 15, 1999 to December 31, 1999,
   October 1, 1998 to July 14, 1999, and the years ended September 30, 1998 and 1997...................     F-9
Notes to Consolidated Financial Statements for the periods July 15, 1999 to December 31, 1999,
   October 1, 1998 to July 14, 1999, and the years ended September 30, 1998 and 1997...................    F-10

Unaudited Interim Financial Statements
--------------------------------------
Consolidated Balance Sheets--as of March 31, 2000 and December 31, 1999................................    F-28
Condensed Consolidated Statements of Income for the three months ended March 31, 2000
   and March 31, 1999..................................................................................    F-30
Condensed Consolidated Statements of Cash Flows for the three months ended March 31, 2000
   and March 31, 1999..................................................................................    F-31
Notes to Unaudited Condensed Consolidated Financial Statements as of March 31, 2000 and December 31,
   1999 and for the three months ended March 31, 2000 and March 31,1999................................    F-32


Unaudited Pro Forma Financial Data.....................................................................    F-36
----------------------------------
Unaudited Pro Forma Consolidated Condensed Statement of Operations For The Twelve Month Period
   Ended December 31, 1999.............................................................................    F-37

Notes to Unaudited Pro Forma Consolidated Condensed Statement of Operations For The Twelve Month
    Period Ended December 31, 1999.....................................................................    F-38

Report of Independent Public Accountants

To the Board of Directors of
North Carolina Natural Gas Corporation:

     We have audited the accompanying consolidated balance sheets and statements of capitalization of North Carolina Natural Gas Corporation (a Delaware corporation) and subsidiaries as of December 31, 1999 (post-merger), July 14, 1999 (pre-merger), and September 30, 1998, and the related consolidated statements of income, retained earnings, and cash flows for the periods July 15, 1999, to December 31, 1999 (post-merger), October 1, 1998, to July 14, 1999 (pre-merger), and the years ended September 30, 1998 and 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of North Carolina Natural Gas Corporation and subsidiaries as of December 31, 1999 (post-merger), July 14, 1999 (pre-merger), and September 30, 1998, and the results of their operations and their cash flows for the periods July 15, 1999, to December 31, 1999 (post-merger), October 1, 1998, to July 14, 1999 (pre-merger), and the years ended September 30, 1998 and 1997, in conformity with accounting principles generally accepted in the United States.



/s/ Arthur Andersen LLP

Raleigh, North Carolina,
February 23, 2000.

                    North Carolina Natural Gas Corporation
  Consolidated Balance Sheets -- As of December 31, 1999, July 14, 1999, and
                              September 30, 1998
                                (in thousands)

                                                                               December 31,   |   July 14,    September 30,
                               Assets                                              1999       |    1999           1998
--------------------------------------------------------------------          --------------  | ----------  ---------------
                                                                                              |
Gas utility plant:                                                                            |
  In service                                                                     $354,773     |  $342,684       $322,595
  Less - Accumulated depreciation and amortization                                129,214     |   123,396        115,181
                                                                                 --------     |  --------       --------
                                                                                  225,559     |   219,288        207,414
  Construction work in progress                                                    33,625     |    29,202         17,725
                                                                                 --------     |  --------       --------
                                                                                  259,184     |   248,490        225,139
                                                                                 --------     |  --------       --------
Investments:                                                                                  |
  Nonutility property, less accumulated depreciation (December 31,                            |
    1999, $2,964; July 14, 1999, $2,860; September 30, 1998,                                  |
    $2,687)                                                                         5,800     |     5,569          4,966
  Investment in joint ventures                                                      5,370     |     2,754             81
                                                                                 --------     |  --------       --------
                                                                                   11,170     |     8,323          5,047
                                                                                 --------     |  --------       --------
Current assets:                                                                               |
  Cash and temporary cash investments                                               1,157     |     4,870          2,042
  Restricted cash and temporary cash investments                                      168     |     6,240          4,745
  Accounts receivable, less allowance for doubtful accounts                                   |
    (December 31, 1999, $2,335; July 14, 1999, $809; September 30,                            |
    1998, $777)                                                                    17,144     |    13,527         14,011
  Recoverable purchased gas costs                                                   4,431     |       294              -
  Inventories, at average cost -                                                              |
    Gas in storage                                                                  9,980     |     7,022          8,243
    Materials and supplies                                                          7,072     |     6,808          6,417
    Merchandise                                                                       392     |     1,080          1,584
  Prepaid income taxes                                                              2,072     |         -              -
  Deferred gas cost - unbilled volumes                                              6,094     |       606            618
  Prepaid expenses and other                                                          513     |       510            840
                                                                                 --------     |  --------       --------
                                                                                   49,023     |    40,957         38,500
                                                                                 --------     |  --------       --------
Deferred charges and other:                                                                   |
  Goodwill                                                                        236,813     |         -              -
  Debt discount and expense, being amortized over lives of related debt             4,719     |       293            357
  Prepaid pension cost                                                              1,309     |     1,527          1,851
  Other                                                                             5,218     |       748            544
                                                                                 --------     |  --------       --------
                                                                                  248,059     |     2,568          2,752
                                                                                 --------     |  --------       --------
                                                                                 $567,436     |  $300,338       $271,438
                                                                                 ========     |  ========       ========

   The accompanying notes are an integral part of these financial statements

                    North Carolina Natural Gas Corporation
  Consolidated Balance Sheets -- As of December 31, 1999, July 14, 1999, and
                              September 30, 1998
                                (in thousands)

                                                                      December 31,    |    July 14,   September 30,
             Stockholders' Investment and Liabilities                     1999        |      1999          1998
-----------------------------------------------------------------    --------------   |   ---------- ---------------
                                                                                      |
Capitalization:                                                                       |
  Stockholders' investment                                              $365,102      |    $126,556      $123,201
  Long-term debt                                                               -      |      52,500        59,000
                                                                        --------      |    --------      --------
                                                                         365,102      |     179,056       182,201
                                                                        --------      |    --------      --------
Current liabilities:                                                                  |
  Current maturities of long-term debt                                         -      |       2,500         2,000
  Notes payable                                                                -      |      47,000        20,000
  Notes payable to Parent                                                134,983      |           -             -
  Accounts payable                                                        19,243      |      16,635        15,964
  Customer deposits                                                        2,139      |       2,019         2,038
  Restricted supplier refunds                                                168      |       6,240         4,745
  Accrued interest                                                           409      |         898         2,103
  Refunds payable                                                              -      |           -         1,930
  Accrued income and other taxes                                           1,378      |       3,209         2,623
  Other                                                                    7,008      |       7,220         3,261
                                                                        --------      |    --------      --------
                                                                         165,328      |      85,721        54,664
                                                                        --------      |    --------      --------
Commitments and contingencies (Note 10)                                               |
                                                                                      |
                                                                                      |
                                                                                      |
Other credits:                                                                        |
  Deferred income taxes                                                   26,488      |      23,963        23,440
  Regulatory liability related to income taxes, net                        1,782      |       1,869         1,871
  Unamortized investment tax credits                                       2,083      |       2,180         2,328
  Postretirement and postemployment benefit liability                      5,248      |       5,017         3,278
  Long-term incentive compensation and directors' retirement                          |
    obligations                                                                -      |         910         1,593
  Other                                                                    1,405      |       1,622         2,063
                                                                        --------      |    --------      --------
                                                                          37,006      |      35,561        34,573
                                                                        --------      |    --------      --------
                                                                        $567,436      |    $300,338      $271,438
                                                                        ========      |    ========      ========

  The accompanying notes are an integral part of these financial statements

                    North Carolina Natural Gas Corporation
Consolidated Statements of Income For the Periods July 15, 1999, to December 31, 1999, October 1, 1998 to July 14, 1999, and the Years Ended September 30, 1998
                                   and 1997

     (in thousands, except average common shares outstanding and per share information)

                                                                         |      October 1,
                                                             July 15 -   |        1998 -
                                                           December 31,  |       July 14,              September 30,
                                                                         |                   --------------------------------
                                                               1999      |         1999           1998               1997
                                                          -------------- |    -------------  -------------       ------------
                                                                         |
Operating revenues (Note 12)                                 $101,504    |     $   169,787    $   231,915         $  235,534
Cost of sales                                                  68,898    |         102,668        150,601            156,272
                                                             --------    |     -----------    -----------         ----------
Gross margin                                                   32,606    |          67,119         81,314             79,262
                                                             --------    |     -----------    -----------         ----------
Operating expenses:                                                      |
  Operations                                                   12,454    |          23,864         25,062             25,392
  Maintenance                                                   2,525    |           3,039          3,740              4,081
  Depreciation                                                  6,572    |           9,260         11,567             10,286
  Goodwill amortization                                         2,844    |               -              -                  -
  General taxes                                                 1,452    |           6,871          8,557              8,461
                                                             --------    |     -----------    -----------         ----------
         Total operating expenses                              25,847    |          43,034         48,926             48,220
                                                             --------    |     -----------    -----------         ----------
Operating income                                                6,759    |          24,085         32,388             31,042
Other income (Note 3)                                             730    |             324            133              1,962
                                                             --------    |     -----------    -----------         ----------
         Income before interest and taxes                       7,489    |          24,409         32,521             33,004
                                                             --------    |     -----------    -----------         ----------
Interest charges:                                                        |
  Interest on long-term debt                                      469    |           3,767          5,096              5,278
  Other interest                                                3,162    |           1,455          1,196                459
  Amortization of debt discount and expense                       524    |              64             36                 36
  Allowance for funds used during construction                   (806)   |          (1,697)        (1,248)            (1,087)
                                                             --------    |     -----------    -----------         ----------
         Total interest charges                                 3,349    |           3,589          5,080              4,686
                                                             --------    |     -----------    -----------         ----------
         Income before income taxes                             4,140    |          20,820         27,441             28,318
                                                             --------    |     -----------    -----------         ----------
Income taxes:                                                            |
  Federal                                                       2,261    |           8,089          8,241              8,549
  State                                                           500    |           2,048          2,052              2,175
                                                             --------    |     -----------    -----------         ----------
Net income                                                   $  1,379    |     $    10,683    $    17,148         $   17,594
                                                             ========    |     ===========    ===========         ==========
Average common shares outstanding                                 100    |      10,166,000     10,059,000          9,932,000
                                                             --------    |     -----------    -----------         ----------
Basic and diluted earnings per share (Notes 3 and                        |
 9)                                                          $ 13,790    |     $      1.05    $      1.70         $     1.77
                                                             ========    |     ===========    ===========         ==========

   The accompanying notes are an integral part of these financial statements

                    North Carolina Natural Gas Corporation
  Consolidated Statements of Capitalization as of December 31, 1999, July 14,
                         1999, and September 30, 1998
     (in thousands, except shares authorized and outstanding information)



                                                                       December 31,    |     July 14,      September 30,
                                                                           1999        |       1999             1998
                                                                      --------------   |    ----------    ---------------
                                                                                       |
Stockholders' investment:                                                              |
  Common stock, par value $0.10; 100 shares authorized; shares                         |
    outstanding:  December 31, 1999 - 100 (Note 9)                       $      -      |     $      -        $      -
                                                                                       |
  Common stock, par value $2.50; 24,000,000 shares                                     |
    authorized; shares outstanding:  July 14, 1999 -                                   |
    10,236,000; 1998 - 10,125,000 (Note 9)                                      -      |       25,590          25,312
  Capital in excess of par value                                          363,723      |       37,651          34,625
  Retained earnings                                                         1,379      |       63,315          63,264
                                                                         --------      |     --------        --------
         Total stockholders' investment                                   365,102      |      126,556         123,201
                                                                         --------      |     --------        --------
Long-term debt:                                                                        |
  Debentures, 8.75% Series B, due June 15, 2001                                 -      |            -           6,000
  Debentures, 9.21% Series C, due November 15, 2011                             -      |       25,000          25,000
  Senior Notes, 7.15%, due November 15, 2015                                    -      |       30,000          30,000
                                                                         --------      |     --------        --------
                                                                                -      |       55,000          61,000
  Less - Current maturities                                                     -      |       (2,500)         (2,000)
                                                                         --------      |     --------        --------
          Total long-term debt                                                  -      |       52,500          59,000
                                                                         --------      |     --------        --------
          Total capitalization                                           $365,102      |     $179,056        $182,201
                                                                         ========      |     ========        ========
Capitalization ratios:                                                                 |
  Stockholders' investment                                                  100.0%     |         70.7%           66.9%
  Long-term debt (including current maturities)                                 -      |         29.3            33.1
                                                                         --------      |     --------        --------
                                                                            100.0%     |        100.0%          100.0%
                                                                         ========      |     ========        ========

   The accompanying notes are an integral part of these financial statements

                    North Carolina Natural Gas Corporation
Consolidated Statements of Retained Earnings For the Periods July 15, 1999, to
   December 31, 1999, October 1, 1998 to July 14, 1999, and the Years Ended
                          September 30, 1998 and 1997
                                (in thousands)



                                                                       December 31,  | July 14,         September 30,
                                                                                     |             ----------------------
                                                                           1999      |   1999         1998         1997
                                                                      -------------- |----------   ---------    ---------
                                                                                     |
Balance at beginning of period                                            $    -     | $ 63,264      $64,381      $55,891
  Net income                                                               1,379     |   10,683       17,148       17,594
  Cash dividends on common stock (per share - $0 for the                             |
    period ended December 31, 1999, $1.046 for the period                            |
    ended July 14, 1999, $.983 in 1998 and $.917 in 1997)                      -     |  (10,632)      (9,890)      (9,104)
  Stock split effected in the form of a stock dividend (Note 9)                -     |        -       (8,375)           -
                                                                          ------     | --------      -------      -------
Balance at end of period                                                  $1,379     | $ 63,315      $63,264      $64,381
                                                                          ======     | ========      =======      =======

   The accompanying notes are an integral part of these financial statements

                    North Carolina Natural Gas Corporation
   Consolidated Statements of Cash Flows For the Periods July 15, 1999, to December 31, 1999, October 1, 1998 to July 14, 1999, and the Years Ended
                          September 30, 1998 and 1997
                                (in thousands)

                                                                                 |    October 1,
                                                                     July 15 -   |      1998 -
                                                                    December 31, |     July 14,      September 30,
                                                                                 |                -------------------
                                                                        1999     |       1999       1998       1997
                                                                    ----------   |    ---------   --------   --------
                                                                                 |
Cash flows from operating activities:                                            |
 Net income                                                           $  1,379   |     $ 10,683   $ 17,148   $ 17,594
 Adjustments to reconcile net income to net cash provided by                     |
  (used in) operating activities-                                                |
     Depreciation                                                        6,572   |        9,260     11,567     10,286
     Amortization of goodwill                                            2,844   |            -          -          -
     Amortization of deferred charges                                      524   |           64         38         38
     Deferred income taxes                                               2,525   |          523        483      1,694
     Investment tax credits                                                (97)  |         (148)      (196)      (196)
     Other                                                                (766)  |        1,378       (319)        57
 Changes in other current assets and liabilities-                                |
   Accounts receivable, net                                             (5,116)  |          484      3,348        (58)
   Taxes receivable                                                     (2,072)  |            -          -          -
   Gas in storage                                                       (2,958)  |        1,221        556      1,184
   Materials, supplies and merchandise                                     109   |          113     (5,130)    (1,095)
   Prepaid income taxes                                                      -   |            -      4,521     (4,521)
   Accounts payable                                                     (3,411)  |        4,630         25        584
   Refunds payable and recoverable purchased gas costs                  (9,625)  |         (717)     3,089      1,132
   Accrued income and other taxes                                       (1,831)  |          916        315     (2,441)
   Other                                                                   291   |       (2,789)     2,562      1,521
                                                                      --------   |     --------   --------   --------
         Net cash provided by (used in) operating activities           (11,632)  |       25,618     38,007     25,779
                                                                      --------   |     --------   --------   --------
Cash flows from investing activities:                                            |
 Property additions                                                    (27,198)  |      (38,114)   (36,652)   (30,500)
 Proceeds from Expansion Fund                                            9,700   |        4,900      3,675        455
 Other, net                                                             (2,616)  |       (2,673)       219        440
                                                                      --------   |     --------   --------   --------
         Net cash (used in) investing activities                       (20,114)  |      (35,887)   (32,758)   (29,605)
                                                                      --------   |     --------   --------   --------
Cash flows from financing activities:                                            |
 Repayment of and borrowings on notes payable                          (47,000)  |       27,000      5,000     12,000
 Borrowings from Parent                                                134,983   |            -          -          -
 Retirement of long-term debt                                          (55,000)  |       (6,000)    (2,000)    (2,000)
 Unamortized debt discount and expense                                  (4,950)  |            -          -          -
 Cash dividends paid                                                         -   |      (10,632)    (9,890)    (9,104)
 Issuance of common stock through dividend reinvestment plan,                    |
  employee stock purchase plan and key employee stock option                     |
  plan                                                                       -   |        2,729      2,721      2,775
                                                                      --------   |     --------   --------   --------
         Net cash provided by (used in) financing activities            28,033   |       13,097     (4,169)     3,671
                                                                      --------   |     --------   --------   --------
Net increase (decrease) in cash and temporary cash investments          (3,713)  |        2,828      1,080       (155)
Cash and temporary cash investments, beginning of period                 4,870   |        2,042        962      1,117
                                                                      --------   |     --------   --------   --------
Cash and temporary cash investments, end of period                    $  1,157   |     $  4,870   $  2,042   $    962
                                                                      ========   |     ========   ========   ========
Cash paid for:                                                                   |
 Interest (net of amounts capitalized)                                $  2,234   |     $  2,035   $  6,022   $  5,377
 Income taxes (net of refunds)                                           2,834   |        9,279      4,820     16,136
                                                                      ========   |     ========   ========   ========

  The accompanying notes are an integral part of these financial statements.

                    North Carolina Natural Gas Corporation
 Notes to Consolidated Financial Statements For the Periods July 15, 1999, to December 31, 1999, October 1, 1998, to July 14, 1999, and for the Years Ended
                          September 30, 1998 and 1997

1. Summary of Significant Accounting Policies and Principles of Consolidation:

Basis of Presentation

     North Carolina Natural Gas Corporation (NCNG or the Company), a wholly owned subsidiary of Carolina Power and Light Company (CP&L or the Parent) (see
Note 2) is in the business of providing natural gas, propane gas and related services to approximately 178,000 customers in south-central and eastern North Carolina. The Company's primary business is the sale and/or transportation of natural gas to over 103,000 residential customers, over 13,900 commercial and agricultural customers, 473 industrial and electric utility customers located in 110 towns and cities and four municipal gas distribution systems which serve over 50,000 end users. For the July 15, 1999 - December 31, 1999 period, approximately 72% of the natural gas volumes were delivered to industrial and electric utility customers but no individual customer accounted for more than 7% of the Company's delivered gas volumes, revenues or margin. Industrial customers are geographically dispersed throughout the Company's service area, and they are classified into many different industries including the manufacture of brick and ceramics, chemicals, glass, nuclear fuels, textiles, paper and paperboard, plywood and other wood products and the processing of aluminum and other metals, tobacco, rubber, dairy and food products.

     The Company's natural gas business is regulated by the North Carolina Utilities Commission (NCUC). Its nonutility division provides propane gas and related services to approximately 11,000 customers and sells and services gas appliances.

     The accompanying consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries, Cape Fear Energy Corporation, NCNG Energy Corporation, NCNG Pine Needle Investment Corporation, and NCNG Cardinal Pipeline Investment Corporation (see Note 5). All significant intercompany transactions have been eliminated in consolidation.

     The Company was acquired by CP&L pursuant to a merger which closed on July 15, 1999 (see Note 2). The merger was accounted for using the purchase method of accounting in accordance with generally accepted accounting principles, and the applicable effects were reflected in the financial statements of the Company as of the merger date. Accordingly, the post-merger financial statements reflect a new basis of accounting. Pre-merger and post-merger financial statements (separated by a heavy black line) are presented.

Utility Plant

     Gas utility plant is stated at original cost. Such cost includes payroll-related costs such as taxes, pension and other fringe benefits, general and administrative costs and an allowance for funds used during construction. The Company capitalizes funds used during construction based on the overall cost of capital, which includes the cost of both debt and equity funds used to finance construction. The cost of depreciable property retired, plus the cost of removal less salvage, is charged to accumulated depreciation.

Depreciation

     Depreciation is provided on the straight-line method over the estimated useful lives of the assets. The composite depreciation rate was approximately 3.7%, 3.6%, 3.7% and 3.5% of the cost of total depreciable property for the periods ended December 31, 1999, July 14, 1999, September 30, 1998, and September 30, 1997, respectively.

Income Taxes

     The Company uses comprehensive interperiod income tax allocation (full normalization) to account for temporary differences in the recognition of revenues and expenses for financial and income tax reporting purposes.

     Investment tax credits are deferred and amortized to income over the service lives, which are approximately 30 years, of the related property.

Recognition of Revenue

     The Company follows the practice of rendering customer bills on a cycle basis throughout each month and recording revenue at the time of billing. The Company defers the cost of gas delivered but unbilled due to cycle billing and recognizes the revenue and related cost of gas in the period in which it is billed.

Temporary Cash Investments

     Temporary cash investments are securities with original maturities of 90 days or less. For purposes of the consolidated statements of cash flows, temporary cash investments are considered cash equivalents.

Restricted Cash and Temporary Cash Investments and Restricted Supplier Refunds

     In February 1993, the NCUC issued its Order establishing an Expansion Fund for the Company to be funded initially by refunds the Company had received from its pipeline suppliers. The investment and use of these funds had been restricted by a previous Order of the NCUC. At December 31, 1999, July 14, 1999, and September 30, 1998, the refunds received plus accrued interest, which had not been remitted to the NCUC, amounted to $168,000, $6.2 million and $4.7 million, respectively, and are reported on the accompanying consolidated balance sheets in restricted cash and temporary cash investments and restricted supplier refunds. The Company received payments of $6.6 million, $4.9 million and $3.7 million for the periods ended December 31, 1999, July 14, 1999, and the year ended September 30, 1998, respectively, from the Expansion Fund related to the Mount Olive/Jacksonville expansion (see Note 3). The Company received one payment of $3.1 million from the Expansion Fund related to the Martin/Bertie expansion (see Note 3) during the period ended December 31, 1999. At December 31, 1999, July 14, 1999, and September 30, 1998, $11.5 million, $14.5 million and $14.0 million, respectively, was held by the NCUC for current and future NCUC-approved expansion projects.

     Pursuant to the NCUC Orders, the funds not yet transferred to the Expansion Fund are to remain segregated from the Company's general funds and, pending further order of the NCUC, may be remitted to the NCUC and used for expansion of the Company's facilities into unserved areas of the Company's franchised territory or, if not used for expansion, refunded to the Company's customers.
In July 1998, the Company filed with the NCUC to transfer $4.1 million to the Fund. In November 1998, the request for transfer was approved and the monies were transferred to the Fund. In August 1999, the Company filed with the NCUC to transfer $6.4 million to the Fund. In November 1999, the request for transfer was approved and the monies were transferred to the Fund in December 1999. Amounts remitted to the NCUC are not included in the Company's consolidated financial statements because they are no longer controlled by the Company.

     In November 1998, North Carolina voters approved a $200 million bond referendum providing grants, loans or other financing to natural gas local distribution companies or other entities to extend natural gas to unserved territories. The Company plans to seek monies from the bonds for future projects.

Change of Fiscal Year

     In conjunction with the merger with CP&L, the Company changed its fiscal year to commence on January 1 and conclude on December 31 of each year. The Company's fiscal year previously commenced each October 1, concluding on September 30 of the following calendar year.

Reclassifications

     Certain amounts in the consolidated financial statements for the years ended September 30, 1998 and 1997, have been reclassified to conform with the current period presentation.

Fair Value of Financial Instruments

     The fair value of the Company's long-term debt is estimated using a discounted cash flow methodology. Based on published corporate borrowing rates for debt instruments with similar terms and average maturities, the estimated fair value of the Company's long-term debt (including current maturities) at July 14, 1999, is approximately $61.0 million as compared to a carrying value of $55.0 million, and at September 30, 1998, is approximately $68.3 million as compared to a carrying value of $61.0 million.

     Restricted temporary cash investments are invested primarily in certificates of deposit and United States Treasury bills. The carrying value of these investments and all other financial instruments as reflected in the accompanying consolidated balance sheets approximates fair market value.

Use of Estimates

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

New Accounting Pronouncements

     In June 1997, the FASB issued SFAS No. 130, "Reporting Comprehensive Income" and SFAS No. 131, "Disclosures About Segments of an Enterprise and Related Information." SFAS No. 130 establishes standards for the reporting and display of comprehensive income and its components in a full set of general purpose financial statements. The Company adopted SFAS No. 130 on October 1, 1998. SFAS No. 131 introduces a new model for segment reporting based on the way senior management organizes segments within the Company for making operating decisions and assessing performance. The Company adopted SFAS No. 131 in Fiscal 1998 (see Note 12).

     In February 1998, the FASB issued SFAS No. 132, "Employers' Disclosure About Pensions and Other Postretirement Benefits." SFAS No. 132 is an amendment of SFAS No. 87, "Employers' Accounting for Pensions," SFAS No. 88, "Employers' Accounting for Settlements and Curtailments of Defined Benefit Pension Plans and for Termination Benefits," and SFAS No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions." SFAS No. 132 requires additional disclosures of the changes in the benefit obligation and plan assets during the period, including economic events during the period. Economic events include amendments, combinations, divestitures, curtailments and settlements. This statement is effective for fiscal years beginning after December 15, 1997. The Company adopted this standard October 1, 1998 (see Note 8).

     In June 1998, the FASB issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities." SFAS No. 133 standardizes the accounting for derivative instruments, including certain derivative instruments embedded in other contracts, by requiring that an entity recognize those items as assets or liabilities in the consolidated statement of financial position and measure them at fair value. This statement is effective for fiscal years beginning after June 15, 2000, as amended by SFAS No. 137, "Accounting for Derivative Instruments and Hedging Activities -- Deferral of the Effective Date of FASB Statement No. 133" issued in June 1999. The Company expects to determine any effects of SFAS No. 133 by mid-2000.

2. Merger with CP&L:

     On July 15, 1999, the Company was acquired by CP&L and became a wholly owned subsidiary of CP&L. CP&L is an investor-owned electric utility which serves nearly 1.2 million customers in eastern North Carolina, the Asheville area and the Pee Dee Region of South Carolina. CP&L holds directly all of the issued and outstanding common shares of the Company. As a result of the merger, the former common shareholders of NCNG now own common shares of CP&L. The merger was accounted for as a purchase of the Company's net assets with 8,285,734 shares of CP&L Common Stock issued through the conversion of each outstanding NCNG share into .8054 of a share of CP&L Common Stock (fractional shares were paid in cash). The purchase price was approximately $364 million, which included approximately $3.7 million of merger related costs. Goodwill of approximately $240 million was recorded in connection with the purchase, which represented the excess of the purchase price over the Company's net assets after fair value adjustments. Goodwill is to be amortized on a straight-line basis over 40 years for amounts related to regulated assets, and 20 years for amounts related to nonregulated assets. Such amount may be adjusted if additional information produces changed assumptions over the 12 months following the merger.

     The goodwill recognized in connection with the merger represents the excess of the purchase price, including direct costs, over the Company's adjusted net assets on July 15, 1999. The primary purchase accounting adjustments included estimated liabilities for severance, relocation, other compensation benefits and a revaluation of the Company's merchandise assets and receivables pursuant to management's decision to exit that line of business.

3. Regulatory and Gas Supply Matters:

     On October 27, 1995, the NCUC issued its Order granting a general rate increase amounting to approximately $4.2 million in annual revenues effective November 1, 1995. The NCUC's Order approved, in all material respects, the Stipulation of Settlement reached among the Company, the Public Staff of the NCUC, the Carolina Utility Customers Association, Inc. and other intervenors in the rate case. The Order provided for a rate of return on net investment of 10.09% but, pursuant to the Stipulation of Settlement, did not state separately the rate of return on common equity or the capital structure used to calculate revenue requirements. The Order provided for significant rate design changes by increasing residential and commercial rates while reducing industrial sales and transportation rates to recognize, among other things, the differences in costs of serving the various customer classes. The Order also established several new rate schedules, including an economic development rate to assist in attracting new industry to the Company's service area and a rate to provide standby, on-peak gas supply service to industrial and other customers whose gas service would otherwise be interrupted. In conjunction with the acquisition by CP&L, NCNG signed a stipulation agreement with the Public Staff of the NCUC in which the Company agreed to cap margin rates for gas sales and transportation service, with limited exceptions, through November 1, 2003. Management is of the opinion that this agreement will not impair the Company's ability to recover prudent costs through rates and will not have a material adverse effect on the consolidated financial position, results of operations, or cash flows of the Company.

     As part of the October 27, 1995 Rate Order, the NCUC approved continued use of the Weather Normalization Adjustment (WNA) for the space-heating market, originally approved in the December 6, 1991 Rate Order. The WNA stabilizes the Company's winter revenues and customers' bills by adjusting rates when weather deviates from normal. The nongas component of rates for space heating customers is adjusted upward when weather is warmer than normal and downward when weather is colder than normal. For the periods July 15, 1999 - December 31, 1999, October 1, 1998 - July 14, 1999, Fiscal 1998 and Fiscal 1997, winter weather was 16%, 15%, 19% and 21% warmer than normal, respectively. Accordingly, the WNA increased net billings to customers by $1.0 million, $4.4 million, $4.2 million and $2.9 million, respectively.

     Also, as a part of the October 27, 1995, Rate Order, the NCUC approved establishment of the Price Sensitive Volume Adjustment (PSVA). The PSVA protects the Company against loss of load from eight large, fuel-switchable customers using heavy fuel oil as an alternative fuel, while providing that all actual margins earned on deliveries of gas to such customers should be flowed through to all other customers. The actual margin earned on gas delivered to PSVA customers and flowed through to all other customers was $487,000, $382,000, $461,000 and $1.1 million for the periods July 15, 1999 - December 31, 1999, October 1, 1998 - July 14, 1999, Fiscal 1998 and Fiscal 1997, respectively.

     Finally, the NCUC approved the accounting for and recovery in rates of costs associated with environmental assessments and remediation of a former manufactured gas plant (MGP) site in Kinston, North Carolina (see Note 10). The NCUC found that NCNG acted in a reasonable and prudent manner, and, accordingly, approved the Company's proposal to recover an annualized amount of MGP costs based on amounts expended, net of recoveries from third parties.

     In May 1996, the Company filed with the NCUC to recover net customer costs of $3.0 million from exploration and development activities. The recovery is a result of a true-up of distributions of costs and revenue benefits from the Company's exploration and drilling programs. In February 1997, the NCUC issued its Order granting a pretax recovery of approximately $1.9 million. The NCUC's Order approved, in all material respects, the Stipulation of Settlement reached by the Company and the Public Staff of the NCUC. Due to the uncertainty of recovery, prior to the Order, no asset or gain was recorded in the Company's consolidated financial statements. As a result of the Order, the Company realized a gain of $.11 per share in Fiscal 1997. The gain has been recorded in other income in the accompanying statements of income.

     In August 1995, the NCUC issued its Order approving the Company's first project utilizing the Expansion Fund. The project extended NCNG's transmission pipeline 71 miles from Mount Olive through Duplin County and on to the Marine Base-Camp Lejeune in Jacksonville, North Carolina. In Fiscal 1998, the Company constructed the first 20-mile segment of 10-inch pipeline to Warsaw in Duplin County. Throughout calendar 1998 and 1999, the Company continued to acquire rights-of-way and continued to perform necessary environmental studies for the remainder of the route. The project was completed in November 1999 and final accounting is expected to be completed in March 2000. Due to delays caused by the environmental studies, the estimated cost to complete the project increased $5.4 million to $24.2 million. The Expansion Fund was to provide $12.4 million based on the original economic feasibility analysis provided to, and approved by, the NCUC. In November 1997, the Company applied to the NCUC to request an additional $4.3 million from the Expansion Fund to cover the net increase in costs. In August 1998, the NCUC granted an additional $4.2 million of Expansion Fund monies to be used for this project.

     In April 1998, the Company filed an application with the NCUC to extend its pipeline 38 miles to provide natural gas service to Bertie and Martin Counties using the Fund. In July 1998, the Company filed an amendment to extend this project an additional six miles to Robersonville in Martin County. The amended main extension project would run approximately 44 miles from Ahoskie to Robersonville and cost $12.6 million. The negative net present value of the project requested from the Fund was $7.5 million. Hearings were held in September 1998 and a Commission Order was issued in November 1998 approving $7.5 million from the Expansion Fund. On July 1, 1999 the Company filed a petition for additional funding of $2.8 million due to the closing of an industrial plant. The NCUC issued an order in October 1999 approving an additional $2.8 million from the Expansion Fund.

     The NCUC's annual review of the Company's gas costs for the 12 months ended October 31, 1998, was held in April 1999. The NCUC found NCNG's gas costs and gas purchasing practices to be prudent.

     Both of the Company's interstate pipeline suppliers, Transcontinental Gas Pipe Line Corporation (Transco) and Columbia Gas Transmission Corporation (Columbia), have ongoing rate and certificate matters under jurisdiction of the Federal Energy Regulatory Commission (FERC). The Company does not expect that any regulatory decisions or court orders will have a material impact on its consolidated financial position, results of operations, or cash flows because all prudently incurred gas costs, including interstate pipeline capacity and storage service costs, are eligible for immediate recovery from the Company's customers, and refunds from interstate pipelines must be transferred to the Expansion Fund or refunded directly to the Company's customers.

4. Income Taxes:

     The components of income tax expense are as follows (in thousands):

                                 July 15 -    |        October 1                 For the Years
                               December 31,   |         1998 -                Ended September 30,
                                              |                       ------------------------------------
                                   1999       |     July 14, 1999          1998               1997
                              --------------- | --------------------  -----------------  -----------------
                              Federal   State |   Federal    State    Federal    State   Federal    State
                              --------  ----- | ----------  --------  --------  -------  --------  -------
                                              |
Income taxes charged to                       |
 operations-                                  |
   Payable currently           $2,025    $367 |     $7,290    $1,766   $7,627    $1,630   $6,833    $1,658
   Deferred to subsequent                     |
     years                        249     118 |        374       149      249        77      783       249
                                              |
   Amortization of investment                 |
     tax credits                  (97)      - |       (147)        -     (195)        -     (194)        -
                               ------    ---- |     ------    ------   ------    ------   ------    ------
                                2,177     485 |      7,517     1,915    7,681     1,707    7,422     1,907
   Income taxes charged to                    |
     nonutility operations         84      15 |        572       133      560       345    1,127       268
                               ------    ---- |     ------    ------   ------    ------   ------    ------
                Total          $2,261    $500 |     $8,089    $2,048   $8,241    $2,052   $8,549    $2,175
                               ======    ==== |     ======    ======   ======    ======   ======    ======

     A reconciliation of income tax expense at the federal statutory rate to recorded income tax expense is as follows (in thousands):

                                                 July 15 -     |      October 1         For the Years Ended
                                               December 31,    |        1998 -              September 30,
                                                               |                     ----------------------------
                                                  1999         |    July 14, 1999       1998          1997
                                          -------------------  |  -----------------     ----          ----
                                                               |
     Federal taxes at 35% statutory rate          $1,449       |       $ 7,287       $  9,604      $ 9,910
     State income taxes, net of federal                        |
      benefit                                        325       |         1,331          1,334        1,413
     Amortization of investment tax                            |
      credits                                        (97)      |          (147)          (196)        (196)
     Amortization of excess deferred                           |
      income taxes returned to customers            (166)      |          (276)          (369)        (222)
                                                               |
     Tax effect of allowance for funds                         |
      used during construction - Equity                        |
      portion                                       (263)      |          (375)          (437)        (240)
                                                               |
     Merger costs/goodwill                         1,098       |         1,595              -            -
     Other                                           415       |           722            357           59
                                                  ------       |       -------       --------      -------
                Total income tax expense          $2,761       |       $10,137       $ 10,293      $10,724
                                                  ======       |       =======       ========      =======

     Effective October 1, 1993, the Company adopted SFAS No. 109, "Accounting for Income Taxes." The adoption of SFAS No. 109 resulted in additional deferred income taxes and related regulatory assets and liabilities. The net regulatory liability is due primarily to deferred income taxes recognized in years prior to 1987 at rates higher than currently enacted.

     The tax effects of temporary differences in the carrying amounts of assets and liabilities in the consolidated financial statements and their respective tax bases which give rise to deferred income tax assets and liabilities are as follows (in thousands):

                                                       December 31,      |    July 14,        September 30,
                                                          1999           |      1999               1998
                                                       ------------      |   ----------       -------------
                                                                         |
Deferred tax liabilities-                                                |
    Accelerated depreciation                                $26,910      |         $26,521        $25,735
    Property basis differences                                3,804      |           4,098          4,184
    Debt costs                                                1,716      |               -              -
    Unbilled volumes                                          2,272      |             (15)             -
    Other                                                     1,139      |           1,139          1,017
                                                        -----------      |         -------        -------
             Total deferred tax liabilities                  35,841      |          31,743         30,936
                                                        -----------      |         -------        -------
Deferred tax assets-                                                     |
    Unamortized investment tax credits                          839      |             876            932
    Regulatory liability related to income taxes,                        |
            net                                                 810      |             775            811
    Other postretirement benefits                             1,500      |           1,408          1,204
    Environmental reserves                                      410      |             410            410
    Unbilled volumes                                              -      |               -          1,080
    Other                                                     5,794      |           4,311          3,059
                                                        -----------      |         -------        -------
            Total deferred tax assets                         9,353      |           7,780          7,496
                                                        -----------      |         -------        -------
            Net deferred tax                                $26,488      |         $23,963        $23,440
                                                        ===========      |         =======        =======

5.  Subsidiary Operations:

     In April 1997, the Company formed a new subsidiary, NCNG Pine Needle Investment Corporation (Pine Needle Investment), to participate in gas supply and pipeline projects in North Carolina. Pine Needle Investment has a 5% ownership interest in Pine Needle LNG Company, LLC (Pine Needle) which built and is operating a liquefied natural gas (LNG) plant located near Transco's main interstate pipeline north of Greensboro, North Carolina. The LNG plant cost $106 million to build, has a storage capacity of four billion cubic feet and was placed in service on May 1, 1999. Transco has two subsidiaries, one of which acts as a partner and one as the operator of Pine Needle. Also, subsidiaries of Piedmont Natural Gas Company (Piedmont), Public Service Company of North Carolina, Inc. (Public Service) and Amerada Hess Company, as well as The Municipal Gas Authority of Georgia, are partners in Pine Needle. Piedmont, Public Service and NCNG are Pine Needle's largest customers. NCNG has contracted for 400,000 dt, or 10%, of Pine Needle's capacity. Pine Needle Investment provided capital of $2.675 million to Pine Needle in May 1999. Pine Needle Investment accounts for its investment in Pine Needle under the equity method of accounting.

     Also, in April 1997, the Company formed another subsidiary, NCNG Cardinal Pipeline Investment Corporation (Cardinal Pipeline Investment), which is involved with subsidiaries of Transco, Piedmont and Public Service in the organization of a limited liability company, known as Cardinal Extension Company, LLC (Cardinal Extension) to acquire an existing pipeline and extend it to provide the capacity needed to deliver gas from the Pine Needle LNG plant and Transco's existing pipeline into NCNG's system at a point near Clayton, North Carolina, on the Wake-Johnston County line. Cardinal Pipeline Investment owns a 5% interest in Cardinal

Extension. NCNG has contracted for 40,000 dt per day of firm capacity on the Cardinal Pipeline beginning November 1, 1999, the date the facilities were placed in service. On October 29, 1999, Cardinal Pipeline Investment provided capital of $2.575 million to Cardinal Extension. Cardinal Pipeline Investment accounts for its investment in Cardinal Extension under the equity method of accounting.

     The Company has another subsidiary, NCNG Energy Corporation (Energy), which was originally formed to participate in Pine Needle and Cardinal Extension. The investments in these projects were transferred to Pine Needle Investment and Cardinal Pipeline Investment, respectively, in June 1997. Energy is used for other energy-related investments and sales to natural gas resellers.

     Cape Fear Energy Corporation's (Cape Fear) primary activity was natural gas marketing for industrial and municipal customers located on NCNG's system. Effective July 15, 1999, Cape Fear ceased all marketing activities in accordance with terms of the Code of Conduct and Regulatory Conditions ordered by the NCUC in connection with the merger with CP&L.

     NCNG Exploration Corporation's (Exploration) interests in all of its exploration and development programs were sold effective June 7, 1994. On October 1, 1997, all marketing activities in Exploration ceased and the company was liquidated. The gas marketing activities to gas resellers are being conducted by Energy.

6.  Short-term and Long-term Debt:

     Prior to the CP&L merger, the Company had lines of credit with North Carolina banks for an aggregate amount of $69.0 million, of which $39.0 million was on a committed basis as of July 14, 1999. Under these lines, the Company borrowed funds on a short-term basis in connection with its construction program and also for seasonal financing of storage gas. Such borrowings were normally on a demand basis for a period of 90 days or less. At July 14, 1999, $47.0 million was outstanding under lines of credit at an interest rate of 5.40%. In connection with the bank lines of credit, there were nominal commitment fees on the unused lines of credit.

     On July 16, 1999, NCNG restructured its aggregate $69.0 million lines of credit with North Carolina banks with a $150.0 million line of credit with CP&L and paid off all borrowings plus accrued interest due to the North Carolina banks. In addition, in August 1999, the Company advance refunded all of its remaining long-term debt with proceeds from the CP&L line. These advance refundings totaled $59.9 million which represents principal of $55 million and debt prepayment penalties (see Note 7) of $4.9 million. At December 31, 1999, $135.0 million was outstanding under the CP&L line of credit at an interest rate of LIBOR plus .1% (5.82% at December 31, 1999). In connection with the CP&L line of credit, there are no commitment fees on the unused line of credit.

7.  Regulatory Asset:

     As a regulated entity, the Company is subject to the provisions of Statement of Financial Accounting Standards No. 71, "Accounting for the Effects of Certain Types of Regulation." Accordingly, the Company records certain assets resulting from the effects of the ratemaking process, which would not be recorded under generally accepted accounting principles for unregulated entities. As of December 31, 1999, the Company has a regulatory asset related to losses on reacquired debt instruments totaling $4,719,000 (see
Note 6). This amount is reflected on the accompanying consolidated balance sheets as debt discount and expense. The total loss incurred of $4,950,000 is being amortized over the remaining terms of the reacquired debt instruments.

     The Company monitors the regulatory and competitive environment in which it operates to determine that regulatory assets continue to be probable of recovery. At some point in the future, if it is determined that all or a portion of these regulatory assets no longer meet the criteria for continued application of SFAS 71, then the Company would be required to write off that portion which it could not recover, net of any regulatory liabilities which would be deemed no longer necessary.

8.  Pension, Postretirement, Postemployment, and Other Benefits:

     Through December 31, 1999, the Company had a defined benefit pension plan which provided retirement benefits for its employees within specified age limits and periods of service. Plan benefits were based on years of service and the employee's compensation during the last five years of employment. The Company's funding policy was to contribute annually an amount equal to the maximum allowable tax-deductible amount.

     Reconciliations of the changes in the plan's benefit obligations and the plan's funded status are as follows (in thousands):

                                                                                 |      October 1,        For the Year
                                                                 July 15 -       |         1998 -             Ended
                                                                December 31,     |        July 14,         September 30,
                                                                   1999          |         1999                1998
                                                                -----------      |      -----------       --------------
                                                                                 |
Change in benefit obligation-                                                    |
     Benefit obligation at beginning of period                    $28,760        |         $27,558            $23,898
     Service cost                                                     483        |             725                859
     Interest cost                                                    852        |           1,275              1,716
     Actuarial (gain) loss                                         (3,615)       |               -              2,059
     Benefits paid                                                   (569)       |            (798)              (974)
     Amendments                                                      (370)       |               -                  -
                                                                ---------        |         -------            -------
     Benefit obligation at end of period                           25,541        |          28,760             27,558
                                                                ---------        |         -------            -------
Change in plan assets-                                                           |
     Fair value of plan assets at beginning of period              31,348        |          28,949             27,659
     Actual return on plan assets                                     357        |           3,197              1,425
     Employer contributions                                             -        |               -                839
     Benefits paid                                                   (569)       |            (798)              (974)
                                                                ---------        |         -------            -------
         Fair value of plan assets at end of period                31,136        |          31,348             28,949
                                                                ---------        |         -------            -------
     Funded status                                                  5,595        |           2,588              1,391
     Unrecognized net actuarial (gain) loss                        (4,275)       |          (1,454)                18
     Unrecognized prior service cost                                  (11)       |             393                442
                                                                ---------        |         -------            -------
         Prepaid pension cost                                     $ 1,309        |         $ 1,527            $ 1,851
                                                                =========        |         =======            =======

     Major assumptions and net periodic pension cost include the following (dollars in thousands):

                                                                 |        October 1,         For the Year         For the Year
                                                    July 15 -    |          1998 -              Ended                Ended
                                                  December 31,   |         July 14           September 30,        September 30,
                                                     1999        |          1999                 1998                1997
                                                  ----------     |       -----------        --------------      ---------------
                                                                 |
Weighted average assumptions-                                    |
    Discount rate                                         7.5%   |              6.5%                6.5%                 6.5%
    Expected return on plan assets                        8.0%   |              8.0%                8.0%                 8.0%
    Rate of compensation increase                         4.2%   |              4.0%                4.0%                 4.0%
Components of net periodic benefit cost-                         |
    Service cost                                      $   483    |          $   725             $   859              $   832
    Interest cost                                         852    |            1,275               1,716                1,738
    Expected return on plan assets                     (1,150)   |           (1,725)             (2,207)              (1,826)
    Amortization of prior service cost                     33    |               50                  66                   66
    Amortization of transition net asset                    -    |                -                   -                 (214)
    Recognized net actuarial gain                           -    |                -                 (57)                   -
                                                  -----------    |       ----------           ---------           ----------
         Net periodic benefit cost                    $   218    |          $   325             $   377              $   596
                                                  ===========    |       ==========           =========           ==========

     At July 14, 1999, plan assets were invested approximately 49% in fixed income securities and 51% in equity securities, including 3% in the common stock of the Company. At December 31, 1999, plan assets were invested entirely in fixed income securities. Effective December 31, 1999, the Company's pension plan was merged into CP&L's Supplemental Retirement Plan (CP&L Plan) and the Company became a participating employer in the CP&L Plan. Each participant in the Company's pension plan as of December 31, 1999, received transition credits, providing for equitable participation in the CP&L Plan.

     The Company also provided certain medical and life insurance benefits for retired employees, and substantially all employees were to remain eligible for these benefits on a prospective basis at retirement. These benefits were accrued using a single actuarial method which spread the expected cost of such benefits to each year of an employee's service until the employee became fully eligible to receive the benefits. The NCUC approved this treatment in the Company's most recent general rate case decided on October 27, 1995.

     Reconciliations of the changes in the plan's benefit obligations and the plan's funded status are as follows (in thousands):

                                                                           |           October 1,           For the Year
                                                               July 15 -   |             1998 -                 Ended
                                                             December 31,  |           July 14,             September 30,
                                                                 1999      |             1999                   1998
                                                              -----------  |          -----------         ---------------
                                                                           |
Change in benefit obligation-                                              |
     Benefit obligation at beginning of period                 $ 6,806     |            $ 6,760                $ 6,077
     Service cost                                                  100     |                145                    185
     Interest cost                                                 239     |                324                    479
     Actuarial loss                                                578     |                  -                    478
     Benefits paid                                                (225)    |               (423)                  (459)
     Amendments                                                  1,062     |                  -                      -
                                                              --------     |           --------                -------
Benefit obligation at end of period                              8,560     |              6,806                  6,760
                                                              --------     |           --------                -------
Change in plan assets-                                                     |
     Fair value of plan assets at beginning of period                -     |                  -                      -
     Employer contributions                                        225     |                423                    459
     Benefits paid                                                (225)    |               (423)                  (459)
                                                              --------     |           --------                -------
         Fair value of plan assets at end of period                  -     |                  -                      -
                                                              --------     |           --------                -------
     Funded status                                              (8,560)    |             (6,806)                (6,760)
     Unrecognized net actuarial (gain) loss                        491     |                (88)                   (88)
     Unrecognized net obligation at transition                   3,256     |              3,375                  3,552
     Unrecognized prior service cost                             1,062     |                  -                      -
                                                              --------     |           --------                -------
         Accrued postretirement benefit liability              $(3,751)    |            $(3,519)               $(3,296)
                                                              ========     |           ========                =======

     Major assumptions and net periodic benefit cost include the following (dollars in thousands):

                                                               |       October 1,          For the Year        For the Year
                                                  July 15 -    |          1998 -              Ended               Ended
                                                 December 31,  |         July 14,           September 30,       September 30,
                                                    1999       |          1999                 1998                 1997
                                                ------------   |       ------------        ---------------     --------------
                                                               |
Weighted average assumptions-                                  |
 Discount rate                                        7.5%     |             6.5%                6.5%                 6.5%
 Rate of compensation increase                        4.2%     |             4.0%                4.0%                 4.0%
Components of net periodic benefit cost-                       |
 Service cost                                        $100      |            $145                $185                 $179
 Interest cost                                        239      |             324                 479                  509
 Amortization of net obligation at                             |
  transition                                          119      |             178                 237                  235
 Recognized net actuarial gain                         (1)     |               -                  (6)                   -
                                                 --------      |        --------             -------               ------
         Net periodic benefit cost                   $457      |            $647                $895                 $923
                                                 ========      |        ========             =======               ======

     The assumed health care cost trend rate used in measuring the accumulated postretirement medical benefit obligation as of July 14, 1999, was 9.0%, decreasing gradually to an ultimate trend rate of 4.5% in 2006. The assumed health care cost trend rates used in measuring the accumulated postretirement medical benefit obligation as of December 31, 1999, for pre-Medicare and post-Medicare benefits were 7.5% and 7.25%, respectively, decreasing gradually to an ultimate trend rate of 5% in 2006.

     The assumed health care cost trend rates have a significant effect on the amounts reported for the health care plans. A one-percentage-point change in assumed health care cost trend rates would have had the following effects (dollars in thousands):

                                                                |                                    For the Year
                                               July 15 -        |          October 1, 1998 -            Ended
                                            December 31, 1999   |            July 14, 1999        September 30, 1998
                                           -------------------  |         -------------------    -------------------
                                                                |
                                             One Percentage-    |           One Percentage-         One Percentage-
                                             Point Increase     |           Point Increase          Point Increase
                                           -------------------  |          -------------------   -------------------
                                                                |
Effect on total of service and                                  |
 interest cost components                           $ 152       |                  $   109                  $   145
Effect on postretirement benefit                                |
 obligation                                           959       |                    1,435                    1,293
                                                   ======       |                   ======                   ======
                                                                |
                                             One Percentage-    |           One Percentage-         One Percentage-
                                             Point Decrease     |           Point Decrease          Point Decrease
                                            -----------------   |          -------------------     ----------------
Effect on total of service and                                  |
 interest cost components                             (61)      |         $            (84)                  $ (112)
Effect on post retirement benefit                               |
 obligation                                          (792)      |                   (1,228)                  (1,114)
                                               ==========       |           ==============              ===========

     Effective December 31, 1999, the Company terminated its employee welfare plans and the Company became a participating employer in the CP&L welfare benefit plans for which it is eligible. All plan participants as of December 31, 1999, are eligible to participate in the CP&L benefit plans for which they qualify.

     In April 1998, the Company adopted an employee savings plan which qualifies under Section 401(k) of the Internal Revenue Code. Participating employees were allowed to defer up to 15% of pretax salary, but not more than statutory limits. The Company contributed 50 cents for each dollar a participant contributed, with a maximum contribution of 3% of a participant's earnings. Matching contributions were $108,000, $214,000 and $109,000, for July 15 - December 31, 1999, period, the October 1, 1998 - July 14, 1999, period and the year ended September 30, 1998, respectively. Effective December 31, 1999, the Company's employee savings plan was merged CP&L's Stock Purchase Savings Plan and the Company became a participating employer in this plan.

9.  Stockholders' Investment:

     On January 13, 1998, the Company's Board of Directors approved a three-for-two stock split in the form of a dividend effective February 20, 1998, for stockholders of record January 26, 1998. All shares outstanding, as well as per share information for all periods prior to the effective date, have been adjusted to reflect the stock split. As of July 15, 1999, the Company was merged into a wholly owned subsidiary of CP&L (see Note 2). As a result of the merger, the Company' issued 100 new shares of common stock with a par of value $.10. Subsequent to the merger, there were no changes in the Company's common stock or capital in excess of par value.

     On July 23, 1999, the Company filed Form 15 with the Securities and Exchange Commission, giving certification and notice of termination of registration under Section 12(g) of the Securities Exchange Act of 1934.

     The changes in common stock and capital in excess of par value for the October 1, 1998 - July 14, 1999, period, and for the two years ended September 30, 1998, were as follows (in thousands):

                                                                           Common Stock
                                                                ---------------------------------        Capital in
                                                                        Shares                           Excess of
                                                                     Outstanding          Amount         Par Value
                                                                --------------------    ---------      ---------------
Balance at September 30, 1996                                            6,572            $16,432           $29,635
 Issuance through Dividend Reinvestment Plan (DRP)                          63                158             1,743
 Issuance through Employee Stock Purchase Plan (ESPP)                       13                 32               263
 Issuance through Key Employee Stock Option Plan (KESOP)                    19                 47               532
                                                                        ------            -------           -------
Balance at September 30, 1997                                            6,667             16,669            32,173
 Issuance through DRP                                                       93                231             2,086
 Issuance through ESPP                                                      12                 29               274
 Issuance through KESOP                                                      3                  8                92
 Issuance through Stock Dividend                                         3,350              8,375                 -
                                                                        ------            -------           -------
Balance at September 30, 1998                                           10,125             25,312            34,625
 Issuance through DRP                                                       87                219             2,510
 Issuance through ESPP                                                      20                 49               405
 Issuance through KESOP                                                      4                 10               111
Balance at July 14, 1999                                                10,236            $25,590           $37,651
                                                                        ======            =======           =======

     At July 14, 1999, there were 264,905 shares of common stock reserved for issuance under the Company's Dividend Reinvestment Plan. The Company terminated this plan effective July 15, 1999.

     Prior to the merger with CP&L, the Company sponsored an employee stock purchase plan, a key employee nonqualified stock option plan, a long-term incentive plan, a directors deferred compensation stock plan and a directors deferred retirement compensation stock plan. The Company terminated these plans effective July 15, 1999.

     The stock purchase plan enabled employees to contribute up to 6% of their compensation toward the purchase of the Company's common stock at 90% of the lower of current or prior year-end market value. At July 14, 1999, 285,447 shares were reserved for issuance under this plan.

     Under the terms of the nonqualified stock option plan, the option price was equal to 90% of the market value of the stock at the grant date. The period during which these options were exercisable began five years after, but could not exceed seven years after, the date of grant. In addition, the plan provided that an amount equal to 50% of the dividends that would have been paid on the stock from the date of grant would have been paid in cash to the employee at the exercise date. In Fiscal 1998, the Board of Directors canceled all shares available for grant under the key employee nonqualified stock option plan.

     Option activity for the October 1, 1998 - July 14, 1999, period and the years ended September 30, 1998 and 1997, was as follows (restated to reflect a three-for-two stock split in the form of a stock dividend effective February 20,
1998):

                                                 Options         Option Price Per
                                               Outstanding            Share
                                            --------------     -------------------
Balance at September 30, 1996                     36,075           $ 9.20 - $16.65
 Exercised                                       (27,900)          $ 9.20 -  $9.40
                                            ------------
Balance at September 30, 1997                      8,175           $ 9.40 - $16.65
 Exercised                                        (4,275)          $          9.40
                                            ------------
Balance at September 30, 1998                      3,900           $         16.65
 Exercised                                        (3,900)          $         16.65
                                            ------------
Balance at July 14, 1999                               -
                                            ============

                                                July 14,            September 30,
                                                  1999            1998        1997
                                               ---------          ----      ------
Options exercisable at period end                      -             -       2,850
Options available for grant at period end              -             -      69,475
                                               =========          ====      ======

     Under the long-term incentive plan, senior officers of the Company, having had the opportunity to make a significant contribution to the Company's long-term performance, were eligible to participate. Awards were made to qualifying participants in each plan cycle. The plan cycle was typically five plan years, commencing with the first day of the first fiscal year (October 1, 1996), with the exception of two special plan cycles which covered the periods of Fiscal 1997 through Fiscal 1999, and Fiscal 1997 through Fiscal 2000. Target awards for each long-term incentive plan participant were established, stated as a percentage of the participant's salary, by the Compensation Committee of the Board of Directors. Those target awards were converted into a target number of "performance shares" for each participant by dividing the participant's target award by the average price of one share of common stock for the 12 months preceding the end of the plan cycle. The maximum number of performance shares that could be earned by a participant was equal to two times the participant's target number of performance shares. As of July 14, 1999, no shares had been issued and 225,000 shares were reserved under this plan.

     Under the directors deferred compensation stock plan and a directors deferred retirement compensation stock plan, current directors accrued stock units in lieu of annual compensation and retirement compensation which was to be converted into common stock of the Company upon retirement. At July 14, 1999, no shares of common stock had been issued and 165,000 shares were reserved under these plans.

     The Company accounted for stock-based compensation plans under Accounting Principles Board Opinion No. 25. The Company adopted SFAS No. 123 for disclosure purposes on October 1, 1996. Under SFAS No. 123, the fair value of each option granted after January 1995 has been estimated as of the date of grant using the Black-Scholes option pricing model. The application of this model resulted in no change to earnings per share for the October 1, 1998 - July 14, 1999, period.

10.  Commitments and Contingencies:

          During Fiscal 1991, the North Carolina Department of Environment, Health and Natural Resources advised the Company of possible environmental contamination arising from Company-owned property in Kinston, North Carolina, which is the former site of a manufactured gas plant. The Company retained an environmental services consulting firm which has evaluated the site. Based on that firm's investigation and actual expenditures for sites of similar scope and complexity, the cost for investigation and remediation of this site is estimated to be between $1.4 million and $2.8 million (see Note 3).

          The Company owns another site of a former manufactured gas plant in New Bern, North Carolina, and was the former owner of three other similar sites on which no environmental problems have arisen. Management believes that any appreciable investigation or remediation costs not previously provided for will be recovered from third parties, including insurance carriers, or in natural gas rates. Based on the anticipated recovery from these sources, the Company does not believe that the cost of any evaluation and remediation work will have a material adverse effect on the Company's consolidated financial position, results of operations, or cash flows.

          The Company is subject to claims and lawsuits arising in the ordinary course of business. Management does not expect any litigation from such claims or lawsuits to have a material effect on the Company's consolidated financial position, results of operations, or cash flows.

11.  Related-party Transactions:

          The Company pays service fees to its Parent for certain services provided to the Company. For the July 15, 1999 - December 31, 1999, period, such fees amounted to $1.4 million.

          The Company also has a $150.0 million revolving credit facility with CP&L (see Note 6), with $135.0 million outstanding at December 31, 1999. For the period ended December 31, 1999, the Company recognized interest expense of $3.0 million related to this revolving credit facility.

12.  Operating Segments:

          NCNG adopted SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information," during the fourth quarter of Fiscal 1998. SFAS No. 131 established standards for reporting information about operating segments in annual financial statements and requires selected information about operating segments in interim financial reports issued to stockholders. It also established standards for related disclosures about products and services and geographic areas. Operating segments are defined as components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision maker, or decision making group, in deciding how to allocate resources and in assessing performance.

          The Company has two segments: (1) a regulated natural gas transmission and local distribution segment (LDC), and (2) an unregulated segment which participates in related profit-making ventures. The customers of the regulated LDC include residential, commercial, industrial, electric generation and wholesale classes. The unregulated segment consists of natural gas marketing (see Note 5), propane sales and appliance sales and services. The customers of the natural gas marketing subsidiaries are in the industrial, wholesale and electric generation classes. The unregulated propane business delivers and sells propane to residential, commercial and small industrial customers. The appliance sales and services business sold primarily to the residential and commercial customer classes. The Company operates in a single geographic area of south-central and eastern North Carolina.

          The segments follow the same accounting policies as described in the Summary of Significant Accounting Policies and Principles of Consolidation. Because the Company earns full margins on the transportation of natural gas in its regulated segment, management evaluates the performance of the unregulated natural gas marketing subsidiaries (see Note 5) based on the additional margin added from their sales and their ability to maintain contact with customers who choose to transport on the regulated LDC's system. The Company evaluates the performance of the propane business and the appliance sales and service operations based on each unit's ability to earn a required rate of return on investment, as determined by the senior executive management team, and their ability to add regulated natural gas and unregulated propane gas customers through conversion of electric heat pumps, water heaters and other appliances to natural gas or propane systems. During 1999, the Company decided to exit the appliance sales and service business (see Note 2). Operating expenses, taxes and interest are allocated to the unregulated segment in accordance with NCUC guidelines.

The following table reconciles reportable segment revenues and expenses (in thousands):



                                      July 15, 1999 - December 31, 1999    |      October 1, 1998 - July 14, 1999
                                      ---------------------------------    |      -------------------------------
                                     Regulated    Unregulated     Total    |     Regulated    Unregulated     Total
                                     ---------    -----------     -----    |     ---------    -----------     ------
                                                                           |
Revenues                             $ 98,868      $ 2,636       $101,504  |     $139,102       $30,685      $169,787
Cost of gas                            67,465        1,433         68,898  |       76,818        25,850       102,668
                                    ---------   ----------     ----------  |    ---------     ---------     ---------
Gross margin                           31,403        1,203         32,606  |       62,284         4,835        67,119
                                    ---------   ----------     ----------  |    ---------     ---------     ---------
Operating expenses                     24,437        1,410         25,847  |       40,009         3,025        43,034
Other (income) expense                      -         (730)          (730) |            -          (324)         (324)
Interest expense, net                   3,225          124          3,349  |        3,371           218         3,589
                                    ---------   ----------     ----------  |    ---------     ---------     ---------
Income before taxes                     3,741          399          4,140  |       18,904         1,916        20,820
Income taxes                            2,662           99          2,761  |        9,432           705        10,137
                                    ---------   ----------     ----------  |    ---------     ---------     ---------
Net income                           $  1,079      $   300       $  1,379  |     $  9,472       $ 1,211      $ 10,683
                                    =========   ==========     ==========  |    =========     =========     =========
Property                             $388,398      $ 8,764       $397,162  |     $371,886       $ 8,429      $380,315
Accumulated depreciation              129,214        2,964        132,178  |      123,396         2,860       126,256
                                    ---------   ----------     ----------  |    ---------     ---------     ---------
Net property                         $259,184      $ 5,800       $264,984  |     $248,490       $ 5,569      $254,059
                                    =========   ==========     ==========  |    =========     =========     =========
Capital expenditures (net)           $ 17,267      $   231       $ 17,498  |     $ 32,611       $   603      $ 33,214
                                    =========   ==========     ==========  |    =========     =========     =========

                                      Year ended September 30, 1998            Year ended September 30, 1997
                                      -----------------------------            -----------------------------
                                     Regulated    Unregulated     Total       Regulated    Unregulated     Total
                                     ---------    -----------     -----       ---------    -----------     ------
Revenues                             $174,447      $57,468       $231,915     $181,703       $53,831      $235,534
Cost of gas                            99,339       51,262        150,601      108,497        47,775       156,272
                                    ---------   ----------     ----------    ---------     ---------     ---------
Gross margin                           75,108        6,206         81,314       73,206         6,056        79,262
                                    ---------   ----------     ----------    ---------     ---------     ---------
Operating expenses                     45,025        3,901         48,926       43,991         4,229        48,220
Other (income) expense                      -         (134)          (134)           -        (1,961)       (1,962)
Interest expense, net                   4,795          285          5,080        4,403           283         4,686
                                    ---------   ----------     ----------    ---------     ---------     ---------
Income before taxes                    25,288        2,154         27,442       24,812         3,505        28,318
Income taxes                            9,388          906         10,294        9,329         1,395        10,724
                                    ---------   ----------     ----------    ---------     ---------     ---------
Net income                           $ 15,900      $ 1,248       $ 17,148     $ 15,483       $ 2,110      $ 17,594
                                    =========   ==========     ==========    =========     =========     =========
Property                             $340,320      $ 7,653       $347,973     $307,828       $ 6,744      $314,572
Accumulated depreciation              115,181        2,687        117,868      104,268         2,504       106,772
                                    ---------   ----------     ----------    ---------     ---------     ---------
Net property                         $225,139      $ 4,966       $230,105     $203,560       $ 4,240      $207,800
                                    =========   ==========     ==========    =========     =========     =========
Capital expenditures (net)           $ 32,001      $   976       $ 32,977     $ 29,201       $   844     $ 30,045
                                    =========   ==========     ==========    =========     =========     =========

     Other Income/Expense for the 12 months ended September 30, 1997, includes a one-time pretax credit of $1.9 million related to the recovery of past exploration and development costs (see Note 3)

            North Carolina Natural Gas Corporation and Subsidiaries

   Consolidated Balance Sheets -- As of March 31, 2000 and December 31, 1999
                                (in thousands)

                                                                           March 31,           December 31,
                               Assets                                         2000                1999
---------------------------------------------------------------------   ---------------       ---------------
                                                                           (unaudited)
Gas utility plant:
 In service                                                                  $362,259             $354,773
 Less - Accumulated depreciation and amortization                             132,295              129,214
                                                                            -----------          ----------
                                                                              229,964              225,559
       Construction work-in-progress                                           31,673               33,625
                                                                            -----------          ----------
                                                                              261,637              259,184
                                                                            -----------          ----------
Investments:
 Nonutility property, less accumulated depreciation (March 31, 2000,            5,804                5,800
  $3,034; December 31, 1999, $2,964)
 Investment in joint ventures                                                   5,369                5,370
                                                                            -----------          ----------
                                                                               11,173               11,170
                                                                            -----------          ----------
Current assets:
 Cash and temporary cash investments                                            2,948                1,157
 Restricted cash and temporary cash investments                                   168                  168
 Accounts receivable, less allowance for doubtful accounts (March 31,          18,698               17,144
  2000, $2,529; December 31, 1999, $2,335)
 Recoverable purchased gas costs                                                   40                4,431
 Inventories, at average cost -
   Gas in storage                                                               5,679                9,980
   Materials and supplies                                                       5,162                7,072
   Merchandise                                                                    349                  392
 Prepaid income taxes                                                           2,072                2,072
 Deferred gas cost - Unbilled volumes                                           4,516                6,094
 Prepaid expenses and other                                                       332                  513
                                                                            -----------          ----------
                                                                               39,964               49,023
                                                                            -----------          ----------
Deferred charges and other:
 Goodwill                                                                     235,265              236,813
 Debt discount and expense, being amortized over lives of related debt          4,521                4,719
 Prepaid pension cost                                                           1,524                1,309
 Other                                                                          4,577                5,218
                                                                            -----------          ----------
                                                                              245,887              248,059
                                                                            -----------          ----------
                                                                             $558,661             $567,436
                                                                            ===========          ==========


  The accompanying notes are an integral part of these financial statements.

                                                                           March 31,           December 31,
                 Stockholder's Investment and Liabilities                    2000                  1999
---------------------------------------------------------------------   ---------------       ---------------
                                                                           (unaudited)
Capitalization:
  Stockholder's investment                                                   $375,330             $365,102
                                                                             --------             --------
Current liabilities:
  Notes payable to Parent                                                     110,263              134,983
  Accounts payable                                                             17,182               19,243
  Customer deposits                                                             2,215                2,139
  Restricted supplier refunds                                                     168                  168
  Accrued interest                                                                433                  409
  Accrued income and other taxes                                                9,174                1,378
  Other                                                                         6,544                7,008
                                                                             --------             --------
                                                                              145,979              165,328
                                                                             --------             --------
Other credits:
  Deferred income taxes                                                        26,714               26,488
  Regulatory liability related to income taxes, net                             1,730                1,782
  Unamortized investment tax credits                                            2,034                2,083
  Postretirement and postemployment benefit liability                           5,629                5,248
  Other                                                                         1,245                1,405
                                                                             --------             --------
                                                                               37,352               37,006
                                                                             --------             --------
                                                                             $558,661             $567,436
                                                                             ========             ========

  The accompanying notes are an integral part of these financial statements.

            North Carolina Natural Gas Corporation and Subsidiaries
            Condensed Consolidated Statements of Income (Unaudited)
              For the Three Months Ended March 31, 2000 and 1999
 (in thousands except average common shares outstanding and per share amounts)


                                                                              2000       |          1999
                                                                      -----------------------------------
                                                                                    (unaudited)
Operating Revenues                                                           $ 81,956    |     $    69,953
Cost of Sales                                                                  51,859    |          39,424
                                                                             --------    |       ---------
Gross Margin                                                                   30,097    |          30,529
                                                                             --------    |       ---------
                                                                                         |
Operating expenses                                                                       |
 Operations and Maintenance                                                     6,960    |           7,303
 Depreciation and Amortization                                                  4,861    |           3,069
General Taxes                                                                     660    |           2,648
                                                                             --------    |       ---------
                                                                                         |
Total Operating Expenses & Taxes                                               12,481    |          13,020
                                                                             --------    |       ---------
                                                                                         |
Operating Income                                                               17,616    |          17,509
                                                                                         |
                                                                                         |
Other Income                                                                      318    |              91
                                                                             --------    |       ---------
Income before Utility Charges                                                  17,934    |          17,600
                                                                                         |
                                                                                         |
Utility Interest Charges, net                                                   1,268    |           1,265
                                                                             --------    |       ---------
                                                                                         |
Net Income Before Income Taxes                                                 16,666    |          16,335
                                                                                         |
Income Taxes                                                                    6,438    |           6,040
                                                                             --------    |     -----------
NET INCOME                                                                   $ 10,228    |     $    10,295
                                                                             ========    |     ===========
 Average Common Shares Outstanding                                                100    |      10,165,000
                                                                             --------    |     -----------
 Basic and diluted earnings per share                                        $102,280    |     $      1.01
                                                                             ========    |     ===========

  The accompanying notes are an integral part of these financial statements.

            North Carolina Natural Gas Corporation and Subsidiaries
           Condensed Consolidated Statements of Cash Flows(Unaudited)
               For the Three Months Ended March 31, 2000 and 1999
                                (in thousands)


                                                                                2000     |          1999
                                                                        ---------------- | -------------------
                                                                                    (unaudited)
                                                                                         |
Operating activities                                                                     |
 Net income                                                                  $ 10,228    |        $ 10,295
 Adjustments to reconcile net income to cash provided by                                 |
   operating activities                                                                  |
      Depreciation and amortization                                             3,511    |           3,233
      Amortization of goodwill                                                  1,548    |               -
      Deferred income taxes and                                                          |
        Investment tax credit, net                                                177    |             194
      Change in current assets and liabilities, net                            16,817    |           8,244
      Other                                                                         -    |          (1,605)
                                                                             --------    |        --------
            Net Cash Provided by Operating Activities                          32,281    |          20,361
                                                                             --------    |        --------
                                                                                         |
Investing Activities                                                                     |
 Gross property additions                                                      (9,531)   |         (11,776)
 Proceeds from expansion fund                                                   3,761    |             686
                                                                             --------    |        --------
            Net Cash Used in Investing Activities                              (5,770)   |         (11,090)
                                                                             --------    |        --------
                                                                                         |
Financing Activities                                                                     |
 Repayments of notes payable                                                  (24,720)   |          (8,000)
 Issuance of common stock through dividend reinvestment,                                 |
   employee stock purchase and key employee stock option plans                      -    |           1,037
 Cash dividends paid                                                                -    |          (2,694)
                                                                             --------    |        --------
            Net Cash Used in Financing Activities                             (24,720)   |          (9,657)
                                                                             --------    |        --------
Net Increase (Decrease) in Cash and Cash Equivalents                            1,791    |            (386)
                                                                                         |
Cash and Cash Equivalents at Beginning of the Period                            1,157    |           2,938
                                                                                         |
                                                                             --------    |        --------
Cash and Cash Equivalents at End of the Period                               $  2,948    |        $  2,552
                                                                             ========    |        ========
                                                                                         |
Supplemental Disclosures of Cash Flow Information                                        |
Cash paid during the period:  Interest                                       $  1,541    |        $  1,631
                              Income taxes                                          -    |           4,961
                                                                             ========    |        ========


  The accompanying notes are an integral part of these financial statements.

        Notes To Unaudited Condensed Consolidated Financial Statements
            As of March 31, 2000 and December 31, 1999 and for the
             Three Months Ended March 31, 2000 and March 31, 1999


1.  Organization And Basis Of Presentation

Organization

     North Carolina Natural Gas Corporation (NCNG or the Company), a wholly owned subsidiary of Carolina Power and Light Company (CP&L or the Parent), is in the business of providing natural gas, propane gas and related services to approximately 182,000 customers in south central and eastern North Carolina. The Company's primary business is the sale and/or transportation of natural gas to residential, commercial, industrial and electric utility and municipal customers.

Basis of Presentation

     The accompanying condensed consolidated financial statements reflect only normal recurring adjustments, which are, in the opinion of management, necessary to fairly present the results for the periods shown. Because of the seasonal nature of the Company's business, the results of operations for the three-month period ended March 31, 2000 are not necessarily indicative of the results for the full year. These financial statements have been prepared by the Company, without audit, pursuant to the rules and regulations of the Securities and Exchange Commission. Certain information and footnote disclosures normally included in financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted pursuant to such rules and regulations, although the Company believes that the disclosures are adequate to make the information presented not misleading. It is suggested that these condensed financial statements be read in conjunction with the Company's financial statements and the related notes for the period ended December 31, 1999.

      The accompanying consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries, Cape Fear Energy Corporation, NCNG Energy Corporation, NCNG Pine Needle Investment Corporation and NCNG Cardinal Pipeline Investment Corporation. All significant intercompany transactions have been eliminated in consolidation.

      The Company was acquired by CP&L pursuant to a merger that closed on July 15, 1999 (see Note 5). The merger was accounted for using the purchase method of accounting in accordance with generally accepted accounting principles, and the applicable effects were reflected in the financial statements of the Company as of the merger date. Accordingly, the post-merger financial statements reflect a new basis of accounting. The results of operations for the quarters ended March 31 prior to and following the merger (separated by a heavy black line) are presented.

2.  Restricted Supplier Refunds

    At March 31, 2000, the Company had $168,000 in restricted supplier refunds, none of which was received in the current quarter. Upon order of the North Carolina Utilities Commission (NCUC), the Company has invested all of these funds in U.S. Treasury securities until such time as the NCUC orders the funds transferred to an Expansion Fund (the Fund). The Fund is administered by the NCUC pursuant to legislation passed in July 1991, and it encourages the expansion of natural gas service into unserved areas of the State, including substantial portions of the Company's franchised service territory. These funds are available to the Company only upon application to the NCUC for an expansion project approved by the NCUC. There were no transfers to the Fund in the first quarter of 2000, and the Company has $7.9 million, including interest, in the Fund at March 31, 2000.

3.  New Accounting Pronouncements

    In June 1998, the FASB issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities." SFAS No. 133 standardizes the accounting for derivative instruments, including certain derivative instruments embedded in other contracts, by requiring that an entity recognize those items as assets or liabilities in the consolidated statement of financial position and measure them at fair value. This statement is effective for fiscal years beginning after June 15, 2000, as amended by SFAS No. 137, "Accounting for Derivative Instruments and Hedging Activities - Deferral of the Effective Date of FASB Statement No. 133," issued in June 1999. The Company expects to determine any effects of SFAS No. 133 during the third quarter of 2000.

4.  Financial Information By Business Segment

    NCNG adopted SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information," during the fourth quarter of Fiscal 1998. SFAS No. 131 established standards for reporting information about operating segments in annual financial statements and requires selected information about operating segments in interim financial reports issued to stockholders. It also established standards for related disclosures about products and services and geographic areas. Operating segments are defined as components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision maker, or decision making group, in deciding how to allocate resources and in assessing performance.

    The Company has two segments: 1) a regulated natural gas transmission and local distribution segment (LDC), and 2) an unregulated segment which participates in related profit-making ventures. The customers of the regulated LDC include residential, commercial, industrial, electric generation, and wholesale classes. The unregulated segment has historically consisted of natural gas marketing, propane sales and appliance sales and services. The customers of the natural gas marketing subsidiaries were in the industrial, wholesale and electric generation classes. The unregulated propane business delivers and sells propane to residential, commercial and small industrial customers. The appliance sales and services business sold primarily to the residential and commercial customer classes. The Company operates in a single geographic area of south-central and eastern North Carolina.

      Because the Company earns full margins on the transportation of natural gas in its regulated segment, management evaluated the performance of the unregulated natural gas marketing subsidiaries based on the additional margin added from their sales and their ability to maintain contact with customers who chose to transport on the regulated LDC's system. The Company evaluates the performance of the propane business and the appliance sales and service operations based on each unit's ability to earn a required rate of return on investment, as determined by the senior executive management team, and their ability to add regulated natural gas and unregulated propane gas customers through conversion of electric heat pumps, water heaters and other appliances to natural gas or propane systems. Operating expenses, taxes and interest are allocated to the unregulated segment in accordance with NCUC guidelines. Effective July 15, 1999, the Company ceased all marketing activities in accordance with the terms of the Code of Conduct and Regulatory Conditions ordered by the NCUC in connection with the merger with CP&L. Also in 1999, the Company exited the appliance sales and service business.

      The following table reconciles reportable segment revenues and expenses (in thousands):


                                       As of and for the           |              As of and for the
                                       Three Months Ended          |             Three Months Ended
                                         March 31, 2000            |                March 31, 1999
                           --------------------------------------- | ---------------------------------------
                             Regulated   Non-Regulated     Total   |    Regulated   Non-Regulated    Total
                             ----------  --------------  --------- | ------------  -------------  ----------
                                                                   |
                                                                   |
Revenues                      $ 72,120          $9,836    $ 81,956 |     $ 56,056         $13,897   $ 69,953
Costs of Sales                  43,898           7,961      51,859 |       27,773          11,651     39,424
                              --------          ------    -------- |     --------         -------   --------
                                                                   |
Gross Margin                    28,222           1,875      30,097 |       28,283           2,246     30,529
                                                                   |
Operating Expenses              11,828             653      12,481 |       12,054             966     13,020
Other (income) expense            (264)            (54)       (318)|         (172)             81        (91)
Interest expense, net            1,234              34       1,268 |        1,184              81      1,265
                              --------          ------    -------- |     --------         -------   --------
                                                                   |
Income before taxes             15,424           1,242      16,666 |       15,217           1,118     16,335
Income taxes                     6,087             351       6,438 |        5,608             432      6,040
                              --------          ------    -------- |     --------         -------   --------
                                                                   |
Net Income                    $  9,337          $  891    $ 10,228 |     $  9,609         $   686   $ 10,295
                              ========          ======    ======== |     ========         =======   ========
                                                                   |
Property                      $393,932          $8,838    $402,770 |     $361,584         $ 8,246   $369,830
Accumulated Depreciation       132,295           3,034     135,329 |      120,636           2,804    123,440
                              --------          ------    -------- |     --------         -------   --------
                                                                   |
Net Property                  $261,637          $5,804    $267,441 |     $240,948         $ 5,442   $246,390
                              ========          ======    ======== |     ========         =======   ========
Capital expenditures (net)    $  5,706          $   64    $  5,770 |     $ 10,819         $   272   $ 11,091
                              ========          ======    ======== |     ========         =======   ========

5.    Merger With CP&L

      On July 15, 1999, the Company was acquired by CP&L and became a wholly owned subsidiary of CP&L. CP&L is an investor-owned electric utility that serves nearly 1.2 million customers in eastern North Carolina, the Asheville area and the Pee Dee Region of South Carolina. CP&L holds directly all of the issued and outstanding common shares of the Company. As a result of the merger, the former common shareholders of NCNG now own common shares of CP&L. The merger was accounted for as a purchase of the Company's net assets with 8,285,734 shares of CP&L common stock issued through the conversion of each outstanding NCNG share into .8054 of a share of CP&L common stock (fractional shares were paid in cash). The purchase price was approximately $364 million, which included approximately $3.7 million of merger related costs. Goodwill of approximately $240 million was recorded in connection with the purchase, which represented the excess of the purchase price over the Company's net assets after fair value adjustments. Goodwill is to be amortized on a straight-line basis over 40 years for amounts related to regulated assets and 20 years for amounts related to nonregulated assets.

                Unaudited Pro Forma Consolidated Financial Data

     The following unaudited pro forma consolidated condensed statement of operations for the 12-month period ended December 31, 1999 gives effect to the following transactions: (i) our merger with CP&L as if it had occurred on January 1, 1999 and (ii) the advance refunding of our outstanding debt using proceeds of a CP&L credit facility as if the merger had occurred on January 1, 1999 and the subsequent advance refunding had occurred an equivalent length of time following the pro forma merger effective date.

     The pro forma consolidated financial data and accompanying notes should be read in conjunction with our consolidated financial statements and related notes thereto. The pro forma adjustments are based upon available information and certain assumptions that management believes are reasonable and are described in the notes accompanying the pro forma consolidated financial data. The pro forma consolidated financial data is presented for informational purposes only and does not purport to represent what our consolidated results of operations would actually have been had such transactions in fact occurred at such dates, or to project our consolidated results of operations for any future period. In the opinion of management, all adjustments necessary to present fairly such pro forma consolidated financial data have been made.

       Unaudited Pro Forma Consolidated Condensed Statement Of Operations
              For the Twelve Month Period Ended December 31, 1999
                                (in thousands)


                                                                                              Advance
                                                          July 15 -       Merger             Refunding                Pro Forma
                                  January 1, 1999 -     December 31,    Pro Forma            Pro Forma            January 1, 1999 -
                                    July 14, 1999          1999         Adjustments          Adjustments          December 31, 1999
                                  -----------------  -----------------  -----------      -----------------        -----------------
Operating Revenue...............           $119,745           $101,504                                                     $221,249
Cost of sales...................             73,158             68,898                                                      142,056

Gross Margin....................             46,587             32,606                                                       79,193

Operating expenses
 Operations & Maintenance.......             20,120             14,979                                                       35,099
 Depreciation...................              6,233              6,572                                                       12,805
 Goodwill amortization..........                                 2,844      $ 3,358(1)                                        6,202
 General taxes..................              4,949              1,452                                                        6,401
                                  -----------------  -----------------  -----------      -----------------        -----------------
    Total operating expenses....             31,302             25,847        3,358                                          60,507

Operating Income................             15,285              6,759       (3,358)                                         18,686
Other Income....................                145                730                                                          875
                                  -----------------  -----------------  -----------      -----------------        -----------------

     Income before interest and              15,430              7,489       (3,358)                                         19,561
      taxes.....................

 Utility Interest Charges.......              2,395              3,349                               $(334)(2,3)              5,410
 Provision for Income
          Taxes.................              7,203              2,761                                 133 (4)               10,097
                                  -----------------  -----------------  -----------      -----------------        -----------------

    Net Income..................           $  5,832           $  1,379      $(3,358)                 $ 201                 $  4,054
                                  =================  =================  ===========      =================        =================

   The accompanying notes are an integral part of this financial statement.

  Notes To Unaudited Pro Forma Consolidated Condensed Statement Of Operations
              For the Twelve Month Period Ended December 31, 1999

(1) Represents the amortization of goodwill for the period from January 1, 1999 to July 14, 1999. CP&L recognized approximately $232.0 million in goodwill on the purchase of regulated assets and approximately $8.0 million in goodwill on the purchase of nonregulated assets, which has been reflected in our financial statements. The regulated portion is amortized on a straight-line basis over a period of 40 years, and the nonregulated portion is amortized on a straight-line basis over a period of 20 years.

(2) Represents the difference in interest expense between the weighted-average interest rate (approximately 7.0%) on all outstanding debt prior to the advance refunding and the interest rate on intercompany debt owed to CP&L (approximately 5.82%) for 6.5 months. Subsequent to the CP&L merger, we paid off all of our short-term borrowings plus accrued interest and advance refunded all of our remaining long-term debt with borrowings from CP&L.

(3) Represents the amortization of approximately $4.9 million of debt prepayment penalties for 6.5 months incurred by us upon the early extinguishment of debt. We amortize approximately $4.0 million of the penalty over the remaining term of the related note of approximately eight years, and we amortize approximately $970,000 of the penalty over the remaining term of the related note of approximately 12 years.

(4) Represents the income tax effect of the pro forma adjustments assuming an approximate statutory rate of 40%.